02026194

Acls
P.E. 12/31/01

Protective Life

*Doing the right thing is smart business.*SM

2001 ANNUAL REPORT

Protective Life Corporation
FINANCIAL HIGHLIGHTS

(Dollars in thousands except per share amounts)	2001	2000	1999	Change 01/00	Change 00/99
FOR THE YEAR					
Revenues	$ 1,614,217	$ 1,364,729	$ 1,155,321	18.3%	18.1%
Net Income	$ 102,943	$ 153,476	$ 151,327	(32.9)%	1.4%
Operating Income[1] Per Share	$ 2.44	$ 2.39	$ 2.34	2.1%	2.1%
Operating Income From Continuing Operations[2] Per Share	$ 2.21	$ 2.15	$ 2.01	2.8%	7.0%
Operating Return[1] on Average Equity	13.1%	14.6%	16.3%	—	—
Net Income Per Share	$ 1.47	$ 2.32	$ 2.29	(36.6)%	1.3%
AT YEAR END					
Total Assets	$19,718,824	$15,145,633	$12,994,164	30.2%	16.6%
Share-owners' Equity[3]	$ 1,345,816	$ 1,165,431	$ 1,011,304	15.5%	15.2%
Share-owners' Equity Per Share[3]	$ 19.63	$ 18.05	$ 15.68	8.8%	15.1%
Market Price of Common Stock	$ 28.93	$ 32.25	$ 31.81	(10.3)%	1.4%

RATINGS

The Company's principal operating subsidiary, Protective Life Insurance Company, has insurer financial strength ratings of A+ (Superior) from A.M. Best, AA (Very Strong) from Standard & Poor's, AA (Very High) from Fitch, and A1 (Good) from Moody's Investors Services. Each of these independent rating agencies has assigned its rating based on a variety of factors, including Protective's operating performance, asset quality, financial flexibility, and capitalization.

[1] *Includes operating income related to certain discontinued operations.*

[2] *Net income excluding realized investment gains and losses and related amortization, income (loss) from discontinued operations, extraordinary loss, and change in accounting principle.*

[3] *Share-owners' equity excluding net unrealized gains and losses on investments.*

This document includes "forward-looking statements" which express expectations of future events and/or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the Company cannot give assurance that such statements will prove to be correct. Please refer to "Known Trends and Uncertainties" and "Other Developments" in Management's Discussion and Analysis of Financial Condition and Results of Operations herein for more information about factors which could affect future results.



JOHN D. JOHNS
President and Chief Executive Officer

To Our Share Owners

2001 was a turbulent and challenging year for Protective, but one that we hope set the stage for growth and progress in the future.

Our overall level of earnings growth was disappointing, and we incurred some significant one-time charges during the year, as we sold an entire division, restructured and discontinued several small lines of business and reorganized other operations. At the same time, we enjoyed strong growth in our core, continuing lines of business, and we invested heavily in distribution and technology initiatives that should drive growth in the future.

For the year, we reported operating earnings per share (from continuing and certain discontinued operations) of $2.44, up only modestly from the $2.39 we reported in 2000.

One of the most difficult issues we have faced in recent years was our inability to grow earnings in our Dental Division at an acceptable rate. Notwithstanding the best efforts of our employees and management team, we simply could not overcome the many challenges and hurdles we faced in the dental business. We therefore reluctantly concluded that the best course of action was to sell the business. Fortis, Inc. purchased it on December 31 for approximately $300 million. We incurred after tax charges of $.29 per share as a result of the sale and costs related to the discontinuance of the business.

We also experienced problems in two small residual health insurance blocks and a dental club membership business. We discontinued these non-strategic lines at year end. In the second and fourth quarters we incurred special charges that totaled $.32 per share to strengthen reserves in these lines and to cover other costs of discontinuance. These charges should put the losses in these lines behind us.

We were also affected by a sluggish U.S. economy. The slowdown in economic activity negatively impacted the level of consumer lending in some credit insurance distribution systems and created volatility in the equity capital markets. These macroeconomic factors combined to reduce the earnings and sales in our variable annuity and credit insurance businesses.

Finally, the tragic events of September 11 significantly impacted sales of all of our products for a short period at the end of the third quarter; however, sales picked up significantly during the fourth quarter, as our nation came to grips with this tragedy, and the confidence of the American people was restored by our military successes in Afghanistan.

Notwithstanding all of these challenges, there were some very positive and encouraging developments during the year.

We certainly benefited from the dramatic decrease in short-term interest rates that occurred during the year as the Federal Reserve lowered rates to stimulate the economy. Lower short-term interest rates and a positively sloped yield curve reduced our cost of funds and improved our operating spreads.

The most encouraging development in the year was the dramatic growth we experienced in our core, continuing lines of business. Overall, pretax operating earnings from continuing operations increased significantly, rising from $195 million in 2000 to $231 million in 2001, a 19% improvement. Our marketing lines of business - life insurance, annuities, credit insurance and stable value products - all produced solid earnings growth and encouraging levels of sales during the year. And we demonstrated once again our strength in the block acquisition business by completing two major transactions.

Our strong operating performance was paced by our three life insurance groups: Protective Life, Empire General and West Coast Life. Our combined life insurance operations reported 2001 pretax operating earnings that were 17% higher in 2001 than 2000.

Our total individual life sales were $163 million, up 1.4% for the year. We view this as solid performance, in view of the fact that life sales in 2000 were accelerated across the industry by the implementation of Regulation XXX. Adjusting for the affect on sales caused by Regulation XXX in 2000, 2001 was a good sales year.

We are also delighted by the fact that our initiatives to expand distribution continue to bear fruit. Our distribution strategy is to carefully customize the package of product, support services, technology and compensation we offer to each distribution channel we serve. This approach helped us achieve strong sales growth through new and emerging systems during the year. Sales through stockbrokers increased more than 20%, and our direct marketing affiliate, Matrix Direct, increased its sales by more than 100%. Sales through these emerging distribution channels now represent 22% of our Individual Life Division's sales and 14% of the Company's total life insurance sales.

2001 FINANCIAL INFORMATION

TOTAL REVENUE
(Dollars in millions)


981
1,104
1,155
1,365
1,614
97
98
99
00
01

OPERATING INCOME* PER SHARE
(Dollars)


1.78
2.02
2.34
2.39
2.44
97
98
99
00
01

* *Includes operating income related to certain discontinued operations*

TOTAL ASSETS AT DECEMBER 31
(Dollars in millions)


10,512
11,989
12,994
15,146
19,719
97
98
99
00
01

It should also be noted that the Individual Life Division achieved a major milestone in 2001 by surpassing the $100 million sales mark for the first time, driven by an impressive 16% increase in sales at Empire General.

Equally impressive, our West Coast Division increased its profits in 2001 by 22.7%, reaching almost $45 million for the year. Not bad for a business we were not sure would be viable when we acquired it in 1997.

We believe that we have one of the most efficient and productive life insurance operations in the industry. By consolidating the administration of policies marketed by West Coast and Protective on one system and combining those operations with the administrative operations of our Acquisitions Division, we have achieved substantial scale and a competitive advantage in the life insurance business. This is creating a virtuous cycle. Because we have growing sales and efficient operations, we can offer competitively priced products and continue to invest in improved technology platforms and new distribution systems.

Over the last five years, our total life sales have grown at a compound annual rate of 29% from $45 million in 1996 to $163 million in 2001. We are bullish about the prospects for our life operations in 2002.

We believe that we have developed a franchise business in our capacity to acquire closed blocks of business, and our Acquisitions Division once again demonstrated the value and strength of that franchise in 2001. The Division's pretax operating earnings increased 29% during the year.

The growth in the Acquisitions Division's earnings was driven by a number of factors, the most significant of which was the successful closing of two large transactions in 2001. In the first quarter we successfully acquired and converted a large block of policies from the Standard Insurance Company. We followed in the fourth quarter with the acquisition of two companies from a subsidiary of Irish Life & Permanent. In total, we invested approximately $250 million in the two transactions during the year – by far the most capital we have ever invested in block acquisitions in a single year. Needless to say, it was a banner year for the Acquisitions team; and, as we look to the future, we are optimistic about our prospects in this line of business.

Our annuity operations also experienced solid results in 2001. Pretax operating earnings for the year were up 11.6% to $16.9 million. Sales of all annuity products increased 6.7% to $952 million. These results were particularly gratifying given the difficult conditions that existed in the annuity marketplace in 2001. Variable annuity sales were down industry wide as a result of volatility in the equity markets. Competition for fixed annuity sales increased significantly as many annuity writers shifted their emphasis away from variable products to fixed product sales in an effort to cover their fixed costs and overhead. Overall, we believe that our annuity team turned in a solid performance in the face of a very difficult competitive environment.

Our Financial Institutions Insurance Division reported modestly higher profits in 2001. Pretax operating earnings were up 5.5% to $34 million for the year. Sales were down by less than 1% to $522 million. The Division's earnings and sales results were adversely affected by softness in the economy during 2001. Lower levels of consumer lending in our financial institutions markets and higher claims across several product lines negatively affected results. The Division ended the year, however, on a stronger note with sales up 8.6% in the fourth quarter compared to the fourth quarter of 2000. We are cautious in our outlook for this business, but an improving economy, if it develops, should help our credit insurance business in 2002.

Our Stable Value Products Division performed better than planned during 2001. The Division reported a 6.2% increase in pretax operating income for the year. Sales of stable value products topped the billion dollar mark, and we increased our stable value contract account balance 16%, ending the year at $3.9 billion. We also continued to earn an operating spread on our stable value block that exceeds our pricing standards, due to a disciplined approach to pricing, a low cost structure and good performance in our investment portfolio. While we do not expect this line of business to grow rapidly, we expect solid and steady performance from it in the future.

We ended 2001 with excellent performance in our investment portfolio and a very strong balance sheet.

We continued to enjoy competitive yields on our investments and relatively few credit problems. Our securities portfolio experienced only 40 basis points of defaults during a difficult year in the credit markets. That level of default compares very favorably to the 233 basis point default rate experienced by the Lehman Corporate Index during the year. Clearly, our investment professionals did an excellent job of avoiding troubled credits.

Similarly, in our commercial mortgage loan portfolio the average problem loan rate was less than 1%; and we expect to weather the bankruptcy of several major retail credits during the year without material principal loss in the portfolio.

We have many strengths, but an obvious competitive weakness is the absence of a well known corporate brand. While we believe that Protective enjoys a good reputation with those who know and do business with us, we are clearly not a household name. To address this weakness, we are developing a branding strategy. Our strategy is based on the results of more than a year's research involving intensive consultation with internal and external constituencies. After a thorough review of this research and a lot of soul searching, we finally concluded that our mission, values and basic business principles can be summed up by the simple statement that we are a company that believes that "Doing the right thing is smart business."SM We intend to make this statement our brand promise, and we will do our best to deliver on it.

In 2002, we plan to spend approximately $1 million a month on direct marketing advertising through Matrix Direct, our direct marketing affiliate. During the year, we intend to broaden the message in the Matrix Direct ads to emphasize our brand promise and the strong intangible attributes of the Company that support it. Over time, we believe that this approach to branding will improve the level of our name recognition and enhance the value of Protective as a brand – at a reasonable cost.

Without doubt, the most important event in the year was the retirement at year end of our Chief Executive Officer, Drayton Nabers, Jr.


Drayton Nabers, Jr.

Protective experienced tremendous growth and great success during his tenure as CEO from May, 1992 to December, 2001.

Anyone who knows Drayton will agree that he is a remarkable person and that Protective experienced tremendous growth and great success under his leadership. During his ten-year tenure as CEO, our earnings per share increased at a compound annual rate of 16% and our stock price increased by 392%.

But Drayton accomplished much more than just growing profits during his time as CEO. He achieved great success on many fronts.

While serving as chairman of the life insurance industry trade association, Drayton instituted programs to ensure that integrity and the highest ethical standards underpin the way the industry's products are marketed. He is a highly respected leader in our local business community, and a man of deep faith. He has a wonderful family, and they are devoted to him. He is much beloved by our employees for his sincere interest in each one of them. To me, he has been a great mentor and friend.

Our management team will miss working with Drayton on a day-to-day basis, but we will do our best to continue his legacy at Protective. All of us wish Drayton and his wife, Fairfax, a wonderful life in retirement.

A. S. (Steve) Williams, III, our Chief Investment Officer, also retired at the end of 2001. Steve has long been recognized as the dean of commercial mortgage lenders in our industry. Over a career that spanned more than 30 years, Steve compiled an amazing record. During his career, Steve made billions of dollars of loans secured by real estate; and over that span of time, his loan portfolio suffered no cumulative loss of principal. I would be surprised if this record is ever surpassed. Steve's approach to business was also special. He frequently attributed his success to the fact that he always tried to treat his customers the way he wished to be treated by them. It is inspiring to see that such a positive and principled approach to business life can lead to such extraordinary success. We also wish Steve and his wife, Rosemary, much happiness in the future.

OUTLOOK

The long-term outlook for Protective is positive. We are a strong company, and the steps we are taking to refocus and reorganize the Company will make us even stronger. Our plans for the future are built around our core strengths and capabilities.

Our recent growth demonstrates that we have solid competence in mortality-based life insurance, annuities, stable value products, credit insurance products and block acquisitions. We have achieved scale in many of these businesses and believe that our cost structure is competitive with most in the industry.

Our technology platform is advanced and improving. We have invested heavily in our core administrative systems and believe they are as efficient as any in the industry.

We enjoy outstanding relationships with a wide variety of independent product distributors. We are making significant progress in our efforts to better serve our traditional distribution customers – independent life insurance agents – and to open up exciting new relationships and opportunities in emerging distribution channels. We see growth opportunities from the delivery of our products through both traditional and new sources of distribution.

Our balance sheet, capital position and investment portfolio are rock-solid. We will continue to allocate our capital in a disciplined manner, vigorously control expenses and invest our assets with caution and prudence. We expect that our investment portfolio will outperform the industry by most measures of asset quality during 2002.

Most importantly, we have an outstanding management team and employee group. Our people are smart, hard working and productive. They met and overcame the challenges we faced in 2001 with courage and determination. They have a passion for the business and are enthusiastic about our future. I am proud to be associated with such a talented group of people.

Our major challenge is to replace the earnings produced last year by our dental business. As a result of the sale, we started this year with earnings power that is about $.15 per share lower than our earnings power in 2001. Even with good growth in our core businesses, we have a lot of ground to make up this year. As a consequence, we do not expect our overall earnings growth to be robust in 2002, but we do expect that our core, continuing businesses will continue to produce strong growth and that our overall earnings momentum will begin to resume in the latter part of this year and will continue in 2003.

I am honored to be Protective's sixth CEO in its 95 year history. I assure you that I will do my very best to merit your confidence and deliver good results to our share owners in the future.

Respectfully submitted,



John D. Johns
President and Chief Executive Officer

COMPANY PROFILE

Protective Life Corporation is a diversified life insurance and financial services company. Our primary business lines are life insurance, retirement savings and investment products, and specialty insurance products. We distribute our products throughout the United States through many distribution channels, including independent insurance agents, financial planners, insurance brokers, stockbrokers, financial institutions, auto dealerships and direct response organizations.

We market individual life insurance through our Individual Life Division and our West Coast Division and under the banners of four companies: Protective Life, West Coast Life, Empire General and Protective Life and Annuity (our New York licensed company). Our Acquisitions Division acquires blocks of policies from other companies. We market retirement savings and investment products, which consist of annuities, guaranteed investment contracts (GICs) and funding agreements, primarily through the Investment Products Division and the Stable Value Products Division. Finally, we offer a variety of specialty insurance products, primarily credit insurance and service contracts, through our Financial Institutions Insurance Division.

Protective has achieved solid operating earnings growth over twelve consecutive years.

Protective has achieved solid operating earnings growth over twelve consecutive years. Our financial success has been the result of many factors, but we believe the most important drivers of our success are our values and management philosophy.

VALUES

First and foremost, Protective is values driven. Our values are stated in full on the inside back cover. They are core to the way we do business. We make a concerted effort to apply them in our day-to-day decision making process.

We believe our mission and values can be summed up by our brand promise, *"Doing the right thing is smart business."*SM Though Protective only recently adopted this expression as a promise to our customers and business partners, our employees all over America have been doing the right thing for many years.

We believe our mission and values can be summed up by our brand promise, *"Doing the right thing is smart business."*SM

MANAGEMENT PHILOSOPHY

We believe that we best serve the interests of share owners, customers, and employees by always taking the long-term view of our business. Protective has a long history that stretches back to our founding in 1907. Focusing on the long-term is what has allowed Protective to become what it is today.

For our share owners, we believe in the benefit of consistent, long-term compounding of earnings on their capital. We develop our business plans to steadily grow earnings at attractive rates of return. We are proud of the results that we achieved during the 1990s, and we believe that our efforts to refocus the company around our core business lines will allow us to return to more consistent earnings growth in the future.

We believe that focusing too narrowly on short-term profit growth is generally inconsistent with our values and, in the long run, not in the best interest of our share owners. Instead, we serve share owners most effectively by appropriately balancing their interests with those of our customers and employees, in order to create "win-win-win" results for them all. It is our view that too narrow a focus on short-term profit, at the expense of providing value to customers and a quality work environment for employees, will not, in the end, create maximum value for our share owners. We do not think business should be conducted as a "zero sum game" in which there are winners and losers. In fact, we believe such an approach seldom produces the best economic results for share owners in the long run.

One of our cardinal principles for the conduct of our business is always "Focus on the customer." In the rapidly evolving and highly competitive world of financial services, we know that our customers expect – and are entitled to – superior value in the financial service products they buy. And we know that to succeed, we must deliver high-value products and great customer service – at a very reasonable and competitive price. Customers simply expect to get good value for their hard-earned money.

We take pride in the fact that our products and service offer excellent value to the customer. In almost every product category we offer products that are highly-competitive in terms of price. In addition, our people are passionate about the importance of prompt, efficient and courteous service to our distributors and customers, and we consistently deliver such service to them. We believe that our emphasis on value to the customer has been a major driver of our success in recent years.

We also do everything we can to make Protective an enjoyable, challenging and rewarding place for our employees to work. We believe there is a direct relationship between the level of our employees' satisfaction with their jobs and the degree of our customers' and distributors' satisfaction with the service we provide. Thus, we cannot have loyal and persistent relationships with customers and distributors without highly motivated employees.

We try to be progressive and creative in our human resources programs to make Protective an exceptional place to work and build a career. We value employee training and development; we offer a complete course of training in all areas of our business, from the basics of the life insurance industry, the fundamentals of technological competency, to advanced management skills. We also offer programs to promote our employees' health and wellness, and we employ a full-time health professional to oversee these programs. Finally, we ensure that many of our employees have the opportunity to participate in a bonus or profit sharing program of some kind that pays additional compensation based on the Company's or their division's financial performance.

OUTLOOK

Protective is stronger today than at any time in its history. The investments we have made in our marketing systems and distribution capabilities are just beginning to be reflected in our sales and earnings. We continue to make advances in our capability to market products through a diverse array of distribution channels so that our customers can buy our products in the way they find most convenient. Additionally, our ability to make acquisitions remains a primary strength of the Company. We have industry-leading experience in the complex process of negotiating, converting, and assimilating acquired businesses.

We believe the Company is well positioned for growth and progress into the future, and we are confident in our ability to provide exceptional value to our share owners, customers, and employees.

LIFE INSURANCE PRODUCTS

Protective's individual life insurance business is conducted through two divisions that manufacture and sell life insurance products, the Individual Life and West Coast Divisions; and a third division, the Acquisitions Division, which buys closed blocks of policies from other insurance companies.

While life insurance industry sales have remained relatively flat for many years, Protective's individual life insurance sales have grown over the last five years at a compound annual rate of 29%.

We market individual life insurance under our Protective brand as well as the banner of two subsidiaries, West Coast Life and Empire General. Through the success of these companies, the corporation continues to enjoy growing life insurance sales. Despite the impact of Regulation XXX, which temporarily boosted life insurance sales throughout the industry in 2000, Protective managed to grow life insurance sales to $163.4 million in 2001, versus $161.1 million in 2000. Operating earnings increased 17%, from $76.6 million in 2000 to $89.6 million in 2001. While life insurance industry sales have remained relatively flat for many years, Protective's individual life insurance sales have grown over the last five years at a compound annual rate of 29%. We consider ourselves to be an innovative force in the life insurance industry as demonstrated by the development of a number of new distribution systems over the last few years; however, we have also maintained a very solid position in the core of our life insurance business - the Personal Producing General Agent (PPGA) and Broker General Agent (BGA) channels.

INDIVIDUAL LIFE DIVISION

The Individual Life Division manufactures and markets term, universal life (UL) and variable universal life (VUL) insurance, and is beginning to market a new critical illness insurance product, primarily to middle and upper middle income Americans. Our primary goal is to give our customers the risk protection they need at a very competitive price and to deliver our products in the way the customer desires to be served. To that end, we offer our products through independent agents, financial planners, insurance brokers, banks, stockbrokers, and direct response organizations. In fact, over half of our new life insurance business during the year came from distribution sources that have been initiated within the last eight years. And, in our fastest growing channel, direct response, a large portion of our customers are buying life insurance for the first time.

The Individual Life Division posted record sales in 2001.

The Individual Life Division posted record sales in 2001, up 9.2% overall to $100.6 million versus $92.1 million in 2000. Over the last five years, the Division has grown its sales at a compound annual rate of 17%. While term life insurance continues to make up the majority of our business, our emphasis on selling more permanent life insurance helped boost sales of universal life 22% and variable universal life 14% during the year. Sales grew gradually throughout the year and increased substantially in the fourth quarter.

Empire General led the division in sales, contributing $39.5 million. Our core PPGA business sales were down somewhat, primarily due to the residual effect of Regulation XXX. Brokerage Life Services, our unit that markets through stockbrokers and banks, increased sales 20% to $12.6 million from $10.5 million in 2000. And, our direct response company, Matrix Direct, doubled sales from $4.7 million in 2000 to $9.4 million in 2001, reflecting our increased advertising on cable TV, network radio and print media.

The wind in our sales improved the bottom line as well in 2001 with earnings up 12% to $45.0 million versus $40.2 million in 2000. While we had good earnings growth, our expenses were actually higher than planned, as a result of the continued investment in the direct response business, worksite marketing initiatives and support of our variable universal life product.

WEST COAST DIVISION

The mission of our West Coast Division is to be among the best in our industry at distributing very competitively priced products through BGAs and bank-owned life insurance (BOLI) consultants.

West Coast Life was acquired by Protective in 1997, and it has been the Company's most successful acquisition by virtually any measure. Sales dipped slightly in 2001 to $62.8 million versus $69.0 million in 2000. Again, we attribute reduced sales to the impact of Regulation XXX, which appears to have temporarily increased sales during 2000. However, earnings increased by 23% to $44.6 million versus $36.4 million in 2000.

Our strategy has three components: intensive, ongoing market research; timely and aggressive servicing advances; and a responsive product manufacturing capability.

We credit improved operational efficiency for our earnings results, as the Division adheres to the principle of continuous improvement. In fact, one of the things that attracted Protective to West Coast Life was that our cultures appeared to be very compatible. Since the acquisition, the West Coast management team and employees have become firm believers in Protective's mission and values and five cardinal principles for building quality. While these principles are simple, as we have applied them to our Division, the results have been exceptional.

Our strategy has three components: intensive, ongoing market research; timely and aggressive servicing advances; and a responsive product manufacturing capability. We attract top agents with our expanding array of innovative, market-savvy products, competitive compensation, and an outstanding level of service.

Because speed to market is vital in our business, we focus on identifying market needs quickly and accurately, then developing new products and bringing them to market rapidly and efficiently. In 2001, we continued to strengthen our product development process by enhancing our market research capability and using the internet to gather competitive information. This allows West Coast to remain on the leading edge of product development.

Among the year's other highlights:

- We expanded and enhanced our term life insurance product line.
- We are continuing with our plans to introduce long term care into our product offering.
- We continue to build upon our regional offices and have expanded our Atlanta office to include underwriting teams to process business on the East Coast.

ACQUISITIONS DIVISION

The life insurance industry is relatively fragmented, and it has been consolidating for many years. As a result of consolidation, competition and strategic positioning, closed blocks of life insurance policies and annuities are frequently available for purchase. In addition, we sometimes have the opportunity to purchase small companies. In those cases, we usually discontinue marketing operations and create a closed block. If the acquired company has an active field force, we will try to contract the agents with Protective and generate new sales using Protective's products and the acquired company's distribution system. Since 1990, Protective has successfully invested approximately $700 million of capital in closed block-of-business acquisitions.

Having completed so many transactions over many years, we have developed expertise and know-how that we believe gives us competitive advantage. Though the process of making block acquisitions may look simple on the surface, these transactions are fraught with pitfalls that can substantially diminish the profitability of a block. Through our experience, we have developed deep institutional knowledge about how to value a block of policies and then to convert them over to our service and technology platforms for enhanced efficiency and service after we close the transaction. This allows us to provide holders of policies in acquired blocks with service that is often superior to what they received from the company that originally issued the policies, while reducing unit costs. Protective's experience and low cost structure give us significant advantages over most of our competitors, and because of our high service standards and cutting edge technology, our acquired life insurance business delivers consistent returns year after year.

Since 1990, Protective has successfully invested approximately $700 million of capital in closed block-of-business acquisitions.

We must continually make new acquisitions in order to maintain our growth in the Acquisitions Division. However, we do not make acquisitions merely for the sake of growth. We carefully study each opportunity to ensure that it makes sense for our business and contributes appropriately to our bottom line.

The Division completed two such acquisitions in 2001. In January, we acquired a block of 70,000 individual life policies with approximately $725 million of reserves from Standard Insurance Company. Approximately $110 million of capital was invested, and we completed the conversion to our systems in July. Then, in October we purchased two companies from a subsidiary of Irish Life & Permanent: Inter-State Assurance Company and First Variable Life Insurance Company. These transactions involved 170,000 policies with $1.6 billion of reserves, and a net capital investment of approximately $140 million. We have ceased marketing new products through these companies, and we are in the process of converting them over to our service platform.

Operating income for the Division rose 29% to $68.0 million versus $52.8 million in 2000.

Outlook for the Life Insurance Segment

We expect continued growth in life insurance sales, even after a record year in 2001. There appears to be growing consumer demand for life insurance protection, and this trend plays to our strength in mortality-based life insurance products.

In the Individual Life Division, we expect to see improved earnings performance as our new distribution channels grow and mature in 2002 and beyond. We have no plans to develop new distribution initiatives this year, so focusing on our existing business operations should help improve our expense equation. In fact, one of our areas of concentration this year will be to improve the efficiency of our service platforms, including broader use of internet-based sales support, which will provide better service at a lower cost.

For 2002 and beyond, West Coast Life is focused on continuous improvement in our product development and implementation process, enhancing the service we deliver to our BGAs, improving our productivity and increasing sales.

Protective will remain an active acquirer as our industry continues to consolidate. Our Acquisitions Division will aggressively pursue new acquisition opportunities from a position of competitive strength. And, as we complete the conversion to our systems of the two Irish Life companies, we expect increased operational efficiency and profitability.

RETIREMENT SAVINGS AND INVESTMENT PRODUCTS

Protective's Retirement Savings and Investments Products segment is comprised of business units that manufacture and market stable value contracts and annuities. The segment is organized under two marketing divisions, the Stable Value Products Division, which markets primarily to institutional investors, and the Investment Products Division, which primarily sells annuities through stock brokerage firms, financial planners and agents. On a combined basis, operating earnings from these operations for the year grew 8.0% in 2001 to $50.1 million versus $46.4 million in 2000.

STABLE VALUE PRODUCTS DIVISION

The Stable Value Products Division offers guaranteed investment contracts (GICs) and funding agreements, through independent brokers, consultants and structured programs. These are offered as part of a strategy to utilize excess capital to leverage our investment management capabilities. The stable value business unit is a very low cost operation that consistently delivers performance that is among the best in the industry. Because of our desire to maintain a balanced, conservative capital position, we generally establish the Division's annual sales targets at levels below our full market potential. In line with our targets, the Division sold just over $1.0 billion in 2001 and account balances increased 16% to $3.9 billion. Operating income for the period grew 6.2% to $33.2 million versus $31.2 million in 2000.

As we expanded our product offerings and distribution in the funding agreement market, we have been able to maintain sales without sacrificing our pricing discipline.

In 2001 we observed in the pension market a shift in participant allocations to stable value products and away from equities due to continuing volatility in the equity markets. But that shift was also accompanied by more aggressive pricing by competitors and compression of spreads during most of the year. Pricing in the traditional GIC market was particularly competitive, so we elected to concentrate more of our resources in the funding agreement market. As a result, traditional GIC sales remained at about the same level as 2000 with sales of $409 million in 2001 versus 2000's $418 million. As we expanded our product offerings and distribution in the funding agreement market, we have been able to maintain sales without sacrificing our pricing discipline. Therefore, funding agreement sales remained strong, especially in connection with our structured programs, with $600 million being issued out of our domestic note program, Protective Life U.S. Funding, during 2001.

INVESTMENT PRODUCTS DIVISION

The Investment Products Division manufactures and markets a broad range of annuities: fixed, immediate and variable. In recent years the market for annuities has grown as increasing numbers of the "baby boom generation" approach retirement, and Protective is a recognized leader in fixed annuities sold through stockbrokers.

Despite market turbulence, the Division's overall annuity sales grew 6.7% to $951.6 million in 2001 versus $892.0 million in 2000. Despite a drop in industry variable annuity sales, our variable annuity sales were slightly ahead of last year, and immediate and fixed annuities increased 29% and 5.2%, respectively. Our annuity account balances have grown 83% since 1997 growing from $2.3 billion to $4.2 billion in 2001. Consistent with our five-year growth trend, operating income grew 12% to $16.9 million in 2001 versus $15.2 million in 2000.

Our marketing strategy is to focus on a relatively short list of high quality distributors and to give them the best products and service available in the industry.

Our marketing strategy is to focus on a relatively short list of high quality distributors and to give them the best products and service available in the industry. This strategy paid off in 2001, as our sales significantly increased our market share in the system of a key preferred distributor, moving up to number two in overall share in one of the fastest growing firms in the country. Meanwhile, earnings were enhanced by a federal income tax benefit, which was partially offset by increased death benefit claims costs, as variable account balances have shrunk with the market, increasing the death benefit liability. We also made operational improvements by electronically integrating our application processes with the computer systems of our largest distributor in order to enhance our service and reduce costs by reducing the need for manual application processing.

We attribute our success to our strong emphasis on competitive product offerings, quality service, concept-based marketing materials to help our brokers educate their clients, and our outstanding roster of very high quality distributors.

Outlook for Retirement Savings and Investment Products Segment

The outlook for the funding agreement business is excellent. We have already completed one $200 million transaction and are working on several others. GIC sales remain slow due to stiff price competition.

We expect that increased attention on 401(k) allocations will boost our stable value business as proposed changes to these plans will likely shift assets away from company stock programs and increase participant allocations toward more conservative vehicles. Even without regulatory changes, we expect that 401(k) investors are likely to be more cautious than in recent years and are likely to continue a trend toward a more balanced portfolio, with a higher allocation to more conservative assets.

Our prospects for continued growth in annuities remain positive. We will strive to remain a recognized leader among our stock brokerage partners in fixed annuities. We plan to enhance our variable annuity product offerings with the addition of Class Elements Classic for several key distribution clients we are focusing on to gain market share in 2002 and beyond.

SPECIALTY INSURANCE PRODUCTS

Virtually all of Protective's specialty insurance business operations are organized under the Financial Institutions Insurance Division. The business primarily consists of credit insurance and service contracts sold through financial institutions, automobile dealers and marine and recreational vehicle dealers. Through these business partners, we offer consumers protection against unforeseen liabilities they may incur when purchasing and financing major consumer goods such as automobiles, boats and recreational vehicles. Our sales are largely driven by market demand for these types of goods, especially cars and trucks.

FINANCIAL INSTITUTIONS INSURANCE DIVISION

Over the last decade, the Division has grown organically and through an aggressive acquisitions strategy, and it is now one of the top three non-captive credit insurance producers in the United States. Our strength and scale in these markets are attractive to financial institutions and retailers seeking a carrier who can provide outstanding service and stability in the face of economic uncertainty and intense competitive pressure.

The Division is now one of the top three non-captive credit insurance producers in the United States.

Despite the sagging economy, 2001 sales of $521.5 million were only slightly lower than 2000's $523.6 million. Sales were partially buffered by auto manufacturers' offers of zero percent financing loans. Though sales were flat, the Division improved operating income by 5.5%, to $34.0 million versus $32.2 million in 2000, aided in part by the sale of a redundant life insurance charter. This represents our seventh consecutive year of earnings growth.

Acquisitions in the Division have performed as expected. The Lyndon Insurance Group, which we acquired in 2000 and combined with two other acquisitions, performed particularly well, contributing over 70% of the Divisions' operating income. While acquisitions have given the Division size, scale and a strong market position, they have also presented some challenges. Some of the ancillary lines within our acquired businesses have proven to be sensitive to economic changes. Also, though our cost position is competitive, we see room for additional improvement.

2002 will be a transitional period for the Financial Institutions Insurance Division. Consistent with the Corporation's strategic focusing efforts, the Division will also focus on its core businesses. We intend to exit non-strategic, ancillary product lines, continue to improve operations and simplify our organizational structure. Having sold the Western Diversified Life charter in 2001, we expect to close the sale of the Lyndon Life charter in the first quarter of 2002. The income realized on the sale will help to offset some of the lost revenue and earnings from discontinued operations.

So far in 2002, we have implemented a new capital strategy for our vehicle service contracts. We intend to do the same for our credit insurance business. Both of these strategies will help to employ our capital in the most efficient manner possible, thereby maximizing our returns.

Outlook for Specialty Insurance Products Segment

The economic outlook for our business this year is still unclear. While many analysts are predicting an economic recovery in the second half of the year, vehicle sales are projected to be down from 2001's near record levels. Our cost management efforts should help to mitigate some of our earnings exposure to the general economy. Our overall plan is to refocus and reorganize our business this year to position it for solid performance in 2003 and beyond.

INVESTMENT PHILOSOPHY

Our core objectives in managing our investment portfolio are preserving principal, maintaining a high degree of diversification and ensuring appropriate liquidity.

Our core objectives in managing our investment portfolio are preserving principal, maintaining a high degree of diversification and ensuring appropriate liquidity.

We invest primarily in three major asset categories: investment grade corporate bonds, mortgage-backed securities and commercial mortgages. The average quality of our combined corporate bonds and mortgage-backed securities is approximately A+ (using Standard & Poor's ratings classifications). Approximately 82% of our corporate bonds are liquid, publicly traded bonds. Mortgage-backed securities are secured primarily by residential mortgages that have been pooled into securities. The credit quality of these securities is high; 91% have a rating of AAA or were issued by a U.S. government agency.

We believe we have a unique niche in the commercial mortgage loan origination business. We primarily originate small commercial mortgage loans to finance shopping centers that provide the necessities of life to people in small cities and towns. We have been making this type of loan for many years with excellent returns. We are successful in this business, because we carefully evaluate the financial strength of major tenants, as well as the location and use of the real estate itself. While our strategy and target market has performed excellently in the past, we constantly monitor the competitive forces that might require us to adjust our strategy rather than blindly follow that which has worked in the past.

Our investment philosophy incorporates state-of-the-art asset/liability management (ALM) tools and techniques. Our ALM program analyzes both asset and liability cash flows to ensure that there is sufficient liquidity to pay maturing liabilities. We project future cash flows for both assets and liabilities under a number of interest rate scenarios. We measure asset and liability durations and convexity to understand the effect that changes in interest rates may have on the value of our assets and liabilities. Our goal is to manage the duration of assets and liabilities to a tolerance of one-half year to help insulate the company from interest rate risks.

Another important aspect of our ALM program is the attention we pay to the design of our insurance products. Most of our products have features that discourage early withdrawals, or provide financial adjustments favorable to the Company if early withdrawals occur.

We believe we have a unique niche in the commercial mortgage loan origination business.

Most of our insurance and annuity liabilities are of small unit amounts and are widely diversified, thus reducing the likelihood of significant unanticipated surrenders.

Despite recent events in the market the Company's assets have performed extremely well with very few defaults or problem assets. We will continue to adhere to the financial discipline that has allowed us to weather the recent economic turbulence.

FINANCIAL SUMMARY

FINANCIAL SUMMARY

Year Ended December 31 *(Dollars in thousands except per share amounts)*	2001	2000	1999
Income statement data			
Premiums and policy fees	$ 1,389,820	$ 1,175,898	$ 861,027
Reinsurance ceded	(771,151)	(686,108)	(462,297)
Net of reinsurance ceded	618,669	489,790	398,730
Net investment income	884,041	730,149	667,968
Realized investment gains (losses)	(20,171)	(7,043)	(1,057)
Other income	131,678	151,833	89,680
Total revenues	1,614,217	1,364,729	1,155,321
Benefits and expenses	1,404,621	1,153,054	951,932
Income before income tax	209,596	211,675	203,389
Income tax expense	68,538	74,321	71,941
Net income from continuing operations[1]	141,058	137,354	131,448
Discontinued operations[2]	(30,522)	16,122	21,642
Extraordinary loss[3]			(1,763)
Change in accounting principle[4]	(7,593)		
Net income	$ 102,943	$ 153,476	$ 151,327
Balance sheet data			
Total assets	$19,718,824	$15,145,633	$12,994,164
Total debt	$ 376,211	$ 306,125	$ 236,023
Guaranteed Preferred Beneficial Interests[5]	$ 175,000	$ 190,000	$ 190,000
Share-owners' equity	$ 1,400,144	$ 1,114,058	$ 865,223
Share-owners' equity excluding net unrealized gains and losses on investments	$ 1,345,816	$ 1,165,431	$ 1,011,304
Per share data[6]			
Operating income from continuing operations[7] – diluted	$ 2.21	$ 2.15	$ 2.01
Net income from continuing operations[1] – diluted	$ 2.01	$ 2.08	$ 1.99
Net income – diluted	$ 1.47	$ 2.32	$ 2.29
Average shares outstanding – diluted	69,950,173	66,281,128	66,161,367
Cash dividends	$ .55	$ .51	$ .47
Market price of common stock at December 31	$ 28.93	$ 32.25	$ 31.81
Share-owners' equity	$ 20.42	$ 17.26	$ 13.41
Share-owners' equity excluding net unrealized gains and losses on investments	$ 19.63	$ 18.05	$ 15.68
Common shares outstanding at December 31	68,555,172	64,557,567	64,502,092
Operating return on average equity[8]	13.1%	14.6%	16.3%
Return on average equity	7.9%	14.2%	15.9%

[1] *Net income excluding income from discontinued operations, extraordinary loss, and change in accounting principle.*

[2] *Income from discontinued operations in 2001 includes loss from sale of discontinued operations and loss from discontinued operations, net of income tax.*

[3] *Due to early extinguishments of debt, net of income tax.*

[4] *2001 relates to SFAS No. 133; 1992 relates to SFAS No. 109.*

[5] *Monthly Income Preferred Securities (MIPS^SM), Trust Originated Preferred Securities (TOPrS^SM), and FELINE PRIDES^SM.*

[6] *Prior periods have been restated to reflect a two-for-one stock split on June 1, 199[illegible] and April 1, 1998.*

[7] *Net income excluding realized investment gains and losses and related amortization, income (loss) from discontinued operations, extraordinary loss, and change in accounting principle. In 1993, also excludes one-time income tax expense.*

[8] *Includes operating income related to certain discontinued operations.*

1998	1997	1996	1995	1994	1993	1992
$ 790,584	$ 592,959	$ 517,711	$ 517,487	$ 426,542	$ 362,490	$ 305,372
(378,397)	(227,623)	(177,265)	(207,339)	(116,400)	(83,773)	(71,121)
412,187	365,336	340,446	310,148	310,142	278,717	234,251
629,045	583,193	510,154	469,275	410,561	354,955	277,335
3,121	830	5,510	1,612	6,298	5,054	(14)
60,022	31,506	18,666	9,316	18,717	18,821	14,662
1,104,375	980,865	874,776	790,351	745,718	657,547	526,234
922,404	832,325	748,647	680,209	648,583	577,728	471,281
181,971	148,540	126,129	110,142	97,135	79,819	54,953
63,309	49,702	42,412	37,104	30,813	26,647	15,643
118,662	98,838	83,717	73,038	66,322	53,172	39,310
12,119	13,155	5,295	3,627	4,079	3,378	3,163
						(1,053)
$ 130,781	$ 111,993	$ 89,012	$ 76,665	$ 70,401	$ 56,550	$ 41,420
$11,989,495	$10,511,635	$ 8,263,205	$ 7,231,257	$ 6,130,284	$ 5,316,005	$ 4,006,667
$ 172,035	$ 120,000	$ 181,000	$ 115,500	$ 98,000	$ 147,118	$ 88,248
$ 245,000	$ 245,000	$ 55,000	$ 55,000	$ 55,000		
$ 944,194	$ 758,197	$ 615,316	$ 526,557	$ 270,373	$ 360,733	$ 281,400
$ 889,137	$ 696,470	$ 608,628	$ 468,694	$ 377,905	$ 321,449	$ 278,244
$ 1.83	$ 1.57	$ 1.36	$ 1.27	$ 1.05	$ .93	$ .71
$ 1.85	$ 1.57	$ 1.38	$ 1.27	$ 1.20	$ .96	$ .71
$ 2.04	$ 1.78	$ 1.46	$ 1.33	$ 1.27	$ 1.02	$ .75
64,087,744	62,849,618	60,969,664	57,705,698	55,459,224	55,311,992	55,063,312
$ .43	$ .39	$ .35	$ .31	$ .275	$ .2525	$ .225
$ 39.81	$ 29.88	$ 19.94	$ 15.63	$ 12.16	$ 11.00	$ 7.63
$ 14.65	$ 12.30	$ 9.99	$ 9.15	$ 4.93	$ 6.59	$ 5.14
$ 13.80	$ 11.30	$ 9.88	$ 8.14	$ 6.89	$ 5.87	$ 5.08
64,435,017	61,642,284	61,607,212	57,550,236	54,853,036	54,772,976	54,759,192
16.6%	17.1%	16.4%	17.7%	18.7%	18.2%	16.2%
16.8%	17.2%	16.6%	17.7%	20.1%	18.6%	15.5%

This report includes "forward-looking statements" which express expectations of future events and/or results. The words "believe," "expect," "estimate," "project," "budget," "forecast," "anticipate," "plan," and similar expressions identify forward-looking statements which are based on future expectations rather than on historical facts and are therefore subject to a number of risks and uncertainties, and the Company cannot give assurance that such statements will prove to be correct. Please refer to "Known Trends and Uncertainties" and "Other Developments" herein for more information about factors which could affect future results.

CRITICAL ACCOUNTING POLICIES

In the conduct of business, the Company makes certain assumptions regarding the mortality, persistency, expenses and interest rates, (or other factors appropriate to the type of business) it expects to experience in future periods. Similar assumptions are also used to estimate the amounts of deferred policy acquisition costs, policy liabilities and accruals, and various other items. The Company's actual experience, as well as changes in estimates, are components of the Company's statements of income.

RESULTS OF CONTINUING OPERATIONS

The Company operates several business segments each having a strategic focus which can be grouped into three general product categories: life insurance, retirement savings and investment products, and specialty insurance products. The Company's operating segments are Life Marketing, Acquisitions, Stable Value Contracts, Annuities, and Credit Products. The Company also has an additional business segment referred to as Corporate and Other.

PREMIUMS AND POLICY FEES

The following table sets forth for the periods shown the amount of premiums and policy fees, net of reinsurance (premiums and policy fees), and the percentage change from the prior period:

Year Ended December 31	Amount (in thousands)	Percentage Increase (Decrease)
1999	$398,730	(3.3)%
2000	489,790	22.8
2001	618,669	26.3

In 2000, premiums and policy fees increased $91.1 million or 22.8% over 1999. The Life Marketing segment's premiums and policy fees decreased $15.9 million due to a higher amount of reinsurance ceded. Premiums and policy fees in the Acquisitions segment are expected to decline with time (due to the lapsing of policies resulting from deaths of insureds or terminations of coverage) unless new acquisitions are made. No acquisitions were completed in this segment in 1999 or 2000, resulting in a decrease of $11.9 million in premiums and policy fees in 2000. The increase in premiums and policy fees from the Annuities segment was $5.9 million. In January 2000, the Credit Products segment acquired the Lyndon Insurance Group (Lyndon), which resulted in a $97.1 million increase in premiums and policy fees. Premiums and policy fees related to the segment's other businesses increased $15.4 million. Premiums and policy fees relating to various health insurance lines in the Corporate and Other segment increased $0.5 million.

In 2001, premiums and policy fees increased $128.9 million or 26.3% over 2000. Premiums and policy fees in the Life Marketing segment increased $21.2 million due to increased sales. In January 2001, the Acquisitions segment coinsured a block of individual life insurance policies from Standard Insurance Company, and in October 2001, acquired Inter-State Assurance Company and First Variable Life Insurance Company from ILona Financial Group, Inc., a subsidiary of Irish Life & Permanent plc. These transactions resulted in a $86.8 million increase in premium and policy fees. Premiums and policy fees from older acquired blocks declined $7.2 million in 2001. The decrease in premiums and policy fees from the Annuities segment was $2.0 million. Premiums and policy fees from the Credit Products segment increased $29.6 million. Premiums and policy fees relating to various health insurance lines in the Corporate and Other segment increased $0.6 million.

NET INVESTMENT INCOME

The following table sets forth for the periods shown the amount of net investment income, the percentage change from the prior period, and the percentage earned on average cash and investments:

Year Ended December 31	Amount (in thousands)	Percentage Increase	Percentage Earned on Average Cash and Investments
1999	$ 667,968	6.2%	7.6%
2000	730,149	9.3	7.6
2001	884,041	21.1	7.3

Net investment income in 2000 increased $62.2 million or 9.3% over 1999, and in 2001 increased $153.9

million or 21.1% over 2000, primarily due to increases in the average amount of invested assets. Invested assets have increased primarily due to acquisitions, receiving stable value and annuity deposits, and the asset growth that results from the sale of various insurance products. The January 2000 Lyndon acquisition increased net investment income $21.8 million. The January 2001 coinsurance arrangement and the October 2001 acquisitions resulted in an increase in investment income of $66.4 million.

The percentage earned on average cash and investments was 7.6% in 2000 and 7.3% in 2001.

REALIZED INVESTMENT GAINS (LOSSES)

The Company generally purchases its investments with the intent to hold to maturity by purchasing investments that match future cash flow needs.

The following table sets forth realized investment gains (losses) relating to derivative financial instruments and all other investments for the periods shown:

Year Ended December 31	Derivative Financial Instruments (in thousands)	All Other Investments (in thousands)
1999	$ (2,279)	$ 1,222
2000	9,013	(16,056)
2001	(11,431)	(8,740)

Realized investment gains and losses related to derivative financial instruments primarily represent changes in the fair values of certain derivative financial instruments.

The sales of investments that have occurred generally result from portfolio management decisions to maintain proper matching of assets and liabilities. Realized investment losses related to all other investments in 2000 of $31.2 million were largely offset by realized investment gains of $15.1 million. Realized investment losses in 2001 of $85.6 million were largely offset by realized investment gains of $76.9 million. During 2001, the Company recorded other than temporary impairments in its investments of $12.6 million.

OTHER INCOME

The following table sets forth other income for the periods shown:

Year Ended December 31	Amount (in thousands)
1999	$ 89,680
2000	151,833
2001	131,678

Other income consists primarily of revenues of the Company's broker-dealer subsidiary, direct response businesses, service contract businesses, investment advisory fees from variable insurance products, and revenues of the Company's noninsurance subsidiaries.

In 2000, revenues from the Company's broker-dealer subsidiary, direct response businesses, and service contract businesses increased $14.9 million, $8.7 million, and $15.7 million, respectively. In March 2000, the Company completed the sale of its Hong Kong affiliate, resulting in $24.8 million of other income. Other income from all other sources decreased $1.9 million. In 2001, revenues from the Company's direct response businesses and service contract businesses increased $10.2 million and $3.3 million, respectively. Revenue from the Company's broker-dealer subsidiary decreased $9.1 million in 2001 due to the general downturn in the equity markets. Other income from all other sources increased $0.2 million.

INCOME BEFORE INCOME TAX

The table below sets forth operating income or loss and income or loss before income tax by business segment for the periods shown:

Amount (*in thousands*)	Year Ended December 31 1999	2000	2001
Operating Income[1]			
LIFE INSURANCE			
Life Marketing	$ 58,188	$ 76,597	$ 89,574
Acquisitions	63,671	52,762	68,040
RETIREMENT SAVINGS AND INVESTMENT PRODUCTS			
Stable Value Contracts	29,465	31,208	33,150
Annuities	12,491	15,171	16,934
SPECIALTY INSURANCE PRODUCTS			
Credit Products	21,932	32,191	33,960
Corporate and Other	20,145	11,199	(10,895)
Total operating income	205,892	219,128	230,763
Realized investment gains (losses)			
Stable Value Contracts	(549)	(6,556)	7,218
Annuities	1,446	410	1,139
Unallocated	(1,954)	(897)	(28,528)
Related amortization of deferred policy acquisition costs			
Annuities	(1,446)	(410)	(996)
Total realized investment gains (losses), net	(2,503)	(7,453)	(21,167)
Income Before Income Tax			
LIFE INSURANCE			
Life Marketing	58,188	76,597	89,574
Acquisitions	63,671	52,762	68,040
RETIREMENT SAVINGS AND INVESTMENT PRODUCTS			
Stable Value Contracts	28,916	24,652	40,368
Annuities	12,491	15,171	17,077
SPECIALTY INSURANCE PRODUCTS			
Credit Products	21,932	32,191	33,960
Corporate and Other	20,145	11,199	(10,895)
Unallocated realized investment gains (losses)	(1,954)	(897)	(28,528)
Total income from continuing operations before income tax	$ 203,389	$ 211,675	$ 209,596

[1] Income (loss) from continuing operations before income tax excluding realized investment gains and losses and related amortization of deferred policy acquisition costs.

The Life Marketing segment's 2000 pretax operating income was $76.6 million, $18.4 million above 1999. The segment's 2001 pretax operating income was $89.6 million, $13.0 million above 2000. The segment has grown through sales. The segment's results include expenses to develop new distribution channels.

In the ordinary course of business, the Acquisitions segment regularly considers acquisitions of blocks of policies or smaller insurance companies. Policies acquired through the segment are usually administered as "closed" blocks; i.e., no new policies are being marketed. Therefore, earnings from the Acquisitions segment are normally expected to decline over time (due to the lapsing of policies resulting from deaths of insureds or terminations of coverage) unless new acquisitions are made. The segment did not make an acquisition in 1999 or 2000.

In 2000, the Acquisition segment's pretax operating income was $52.8 million, $10.9 million below 1999. In 2000, the segment had approximately $13 million less investment income as compared to 1999. Also, the segment's mortality was approximately $5.8 million better than expected in 2000 as compared to being approximately $8.9 million better than expected in 1999. Additionally, in the fourth quarter of 1999, adjustments were made to the segment's investment portfolio which had the effect of transferring approximately $10 million of investment income to the Corporate and Other segment during 2000. In 2001, the segment's pretax operating income was $68.0 million, $15.3 million above

2000. The 2001 coinsurance of a block of life insurance policies and the October 2001 acquisition of two small life insurance companies resulted in a $15.9 million increase in earnings. Earnings on older acquired blocks of policies declined $0.6 million.

The Stable Value Contracts segment had 2000 pretax operating income of $31.2 million, $1.7 million above 1999. The increase was due to higher account balances which was partially offset by lower interest rate spreads. Operating spreads in 2000 were compressed due to higher interest rates and an inverted yield curve. The Stable Value Contracts segment's 2001 pretax operating income was $33.2 million, $2.0 million above 2000. This increase is due primarily to higher account balances. Operating spreads in 2001 were lower than last year due to lower investment income. Realized investment losses associated with this segment in 2000 were $6.5 million as compared to gains of $7.2 million in 2001. As a result, total pretax income was $24.7 million in 2000 and $40.4 million in 2001.

The Annuities segment's 2000 pretax operating income increased $2.7 million to $15.2 million. The increase reflects the segment's growth through sales. The Annuities segment's 2001 pretax operating income was $16.9 million, $1.7 million above 2000. The 2001 results include a tax benefit of approximately $3.0 million related to the segment's variable annuities which was partially offset by an increase in reserves related to minimum death benefit guarantees. The segment's future results may also be negatively affected by the slowing economy. Volatile equity markets could negatively affect sales of variable annuities and the fees the segment assesses on variable annuity contracts. Lower interest rates could negatively affect sales of fixed annuities. The segment had no realized investment gains or losses (net of related amortization of deferred policy acquisition costs) in 2000 and a $0.1 million gain in 2001. As a result, total pretax income was $15.2 million in 2000, and $17.1 million in 2001.

The Credit Products segment's 2000 pretax operating income increased $10.3 million to $32.2 million. Included in the segment's 2000 results were $16.9 million from the January 2000 Lyndon acquisition. Earnings of the segment's other businesses were lower than expected due to higher than expected claims. The segment's 2001 pretax operating income was $34.0 million, $1.8 million above 2000. Incurred credit insurance claims were higher, but were offset by a change in estimate with respect to reserves. The segment's 2001 results include income of approximately $2.0 million from the sale of a small insurance subsidiary's charter. The segment's future results may be negatively affected by the slowing economy. Lower consumer lending and fewer automobile purchases could negatively affect the segment's sales. Also, the level of claims typically increases in a slowing economy.

The Corporate and Other segment consists primarily of net investment income on unallocated capital, interest expense on substantially all debt, several lines of business which the Company is not actively marketing (mostly health insurance), earnings from various investment-related transactions, and the operations of several small subsidiaries. The segment's 2000 pretax operating income was $11.2 million. The segment's 2000 results include $24.8 million of income from the sale of the Company's Hong Kong affiliate. Earnings from health insurance lines decreased $7.0 million. The segment also had $18.6 million less net investment income as compared to 1999. In 2000, higher short-term interest rates and an inverted yield curve reduced investment income and increased interest expense. In 2001, the segment had pretax operating losses of $10.9 million. Excluding the sale of the Company's Hong Kong affiliate in 2000, the Corporate and Other business segment had a 2001 pretax operating loss of $10.9 million compared to a loss of $13.6 million in 2000, primarily relating to interest expense and corporate expenses.

INCOME TAX EXPENSE

The following table sets forth the effective income tax rates relating to continuing operations for the periods shown:

Year Ended December 31	Effective Income Tax Rates
1999	35.4%
2000	35.1
2001	32.7

Management's current estimate of the effective income tax rate for 2002 is approximately 33.2%.

DISCONTINUED OPERATIONS

On December 31, 2001, the Company completed the sale to Fortis, Inc. of substantially all of its Dental Benefits Division (Dental Division) and discontinued certain other remaining Dental Division related operations, primarily other health insurance lines. In 2000, income from discontinued operations, net of income tax, was $16.1 million. In 2001, the loss from discontinued operations was $10.0 million (primarily due to the non-performance of reinsurers) and the loss from sale of discontinued operations was $20.5 million, both net of income tax.

EXTRAORDINARY LOSS

On June 30, 1999, the Company caused PLC Capital L.L.C. (PLC Capital), a special purpose finance subsidiary, to redeem its $55 million of 9% Cumulative Monthly Income Preferred Securities, Series A (MIPS). In a related transaction, the Company redeemed its $69.6 million of Subordinated Debentures which were held by PLC Capital. The redemption resulted in an extraordinary loss of $1.8 million or $0.03 per share on both a basic and diluted basis. The extraordinary loss was comprised primarily of unamortized deferred debt issue costs and losses related to the termination of related interest rate swap agreements, net of an income tax benefit of $0.9 million.

CHANGE IN ACCOUNTING PRINCIPLE

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." The adoption of SFAS No. 133 resulted in a cumulative after-tax charge to net income, net of income tax, of approximately $7.6 million or $0.11 per share on both a basic and diluted basis.

NET INCOME

The following table sets forth net income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle and related per share information for the periods shown:

Year Ended December 31	Amount (in thousands)	Per Share Diluted	Percentage Increase/ (Decrease)
1999	$ 131,448	$1.99	7.6%
2000	137,354	2.08	4.5
2001	141,058	2.01	(3.4)

Net income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle per share – diluted in 2000 increased 4.5% over 1999, reflecting improved operating earnings in the Life Marketing, Stable Value Contracts, Annuities and Credit Products segments, which were partially offset by lower operating earnings in the Acquisitions and Corporate and Other segments, and higher realized investment losses. Income from continuing operations in 2000 includes income of $.24 per share relating to the sale of the Company's Hong Kong affiliate. Excluding the effects of the sale of the Hong Kong affiliate, net income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle per share – diluted in 2000 was $1.84. Net income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle per share – diluted in 2001 of $2.01 reflects improved operating earnings in all segments partially offset by higher realized investments losses.

KNOWN TRENDS AND UNCERTAINTIES

The operating results of companies in the insurance industry have historically been subject to significant fluctuations. The factors which could affect the Company's future results include, but are not limited to, general economic conditions and the known trends and uncertainties which are discussed more fully below. Please also refer to "Other Developments" herein.

- **We are exposed to many types of risks that could negatively affect our business.** There are many types of risks that all companies are exposed to in their businesses. For example, companies are exposed to the risks of natural disasters, malicious and terrorist acts, computer viruses, and other perils. While the Company has obtained insurance, implemented risk management and contingency plans, and taken preventive measures and other precautions, no assurance can be given that there are not scenarios that could have an adverse effect on the Company. Additionally, there are scenarios that could have an adverse effect on general economic conditions and mortality and morbidity.

- **We operate in a mature, highly competitive industry, which could limit our ability to gain or maintain our position in the industry.** Life and health insurance is a mature industry. In recent years, the industry has experienced little growth in life insurance sales, though the aging population has increased the demand for retirement savings products. Life and health insurance is a highly competitive industry. The Company encounters significant competition in all lines of business from other insurance companies, many of which have greater financial resources than the Company, as well as competition from other providers of financial services. Competition could result in, among other things, lower sales or higher lapses of existing products.

The insurance industry is consolidating, with larger, potentially more efficient organizations emerging from consolidation. Also, some mutual insurance companies are converting to stock ownership, which will give them greater access to capital markets. Additionally, commercial banks, insurance companies, and investment banks may now combine, provided certain requirements are satisfied.

The Company's ability to compete is dependent upon, among other things, its ability to attract and retain distribution channels to market its insurance and investment products, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of strong ratings from rating agencies. However, irrational competition from other insurers could adversely affect the Company's competitive position.

◦ **A ratings downgrade could adversely affect our ability to compete.** Ratings are an important factor in the Company's competitive position. Rating organizations periodically review the financial performance and condition of insurers, including the Company's subsidiaries. A downgrade in the ratings of the Company's subsidiaries could adversely affect the Company's ability to sell its products, retain existing business, and compete for attractive acquisition opportunities.

For the past several years, rating downgrades in the industry have exceeded upgrades. Rating organizations assign ratings based upon several factors. While most of the factors relate to the rated company, some of the factors relate to the views of the rating organization, general economic conditions, and circumstances outside the rated company's control. The Company cannot predict what actions the rating organizations may take, or what actions the Company may be required to take in response to the actions of the rating organizations, which could adversely affect the Company.

◦ **Our policy claims fluctuate from year to year.** The Company's results may fluctuate from year to year due to fluctuations in policy claims received by the Company. Certain of the Company's businesses may experience higher claims if the economy is growing slowly or in recession.

Mortality and morbidity expectations incorporate assumptions about many factors, including for example, how a product is distributed, persistency and lapses, and future progress in the fields of health and medicine. Actual mortality and morbidity could differ from our expectations if actual results differ from those assumptions.

◦ **We could be forced to sell investments at a loss to cover policyholder withdrawals.** Many of the products offered by the Company's insurance subsidiaries allow policyholders and contract holders to withdraw their funds under defined circumstances. The subsidiaries manage their liabilities and configure their investment portfolios so as to provide and maintain sufficient liquidity to support anticipated withdrawal demands and contract benefits and maturities. While the Company's life insurance subsidiaries own a significant amount of liquid assets, a certain portion of their assets are relatively illiquid. Unanticipated withdrawal or surrender activity could, under some circumstances, compel the Company's insurance subsidiaries to dispose of assets on unfavorable terms, which could have an adverse effect on the Company.

◦ **Interest-rate fluctuations could negatively affect our spread income or otherwise impact our business.** Significant changes in interest rates expose insurance companies to the risk of not earning anticipated spreads between the interest rate earned on investments and the credited interest rates paid on outstanding policies and contracts. Both rising and declining interest rates can negatively affect the Company's spread income. While the Company develops and maintains asset/liability management programs and procedures designed to preserve spread income in rising or falling interest rate environments, no assurance can be given that changes in interest rates will not affect such spreads.

Changes in interest rates may also impact our business in other ways. Lower interest rates may result in lower sales of certain of the Company's insurance and investment products. In addition, certain of the Company's insurance and investment products guarantee a minimum credited interest rate.

Higher interest rates may create a less favorable environment for the origination of mortgage loans and decrease the investment income we receive in the form of prepayment fees, make-whole payments, and mortgage participation income. Higher interest rates may also increase the cost of debt and other obligations having floating rate or rate reset provisions, and may result in lower sales of variable products. Also, the amount of policy fees received from variable products is affected by the performance of the equity markets.

Additionally, the Company's asset/liability management programs and procedures incorporate assumptions about the relationship between short-term and long-term interest rates (i.e., the slope of the yield curve), relationships between risk-adjusted and risk-free interest rates, market liquidity, and other factors. The effectiveness of the Company's asset/liability management programs and procedures may be negatively affected whenever actual results differ from these assumptions.

◦ **Insurance companies are highly regulated.** The Company's insurance subsidiaries are subject to government regulation in each of the states in which they conduct business. Such regulation is vested in state agencies having broad administrative power dealing with many aspects of the insurance business, which may include premium rates, marketing practices, advertising, policy forms, and capital adequacy, and is concerned primarily with the protection of policyholders rather than share owners. From time to time, regulators may raise issues during examinations or audits of the Company's subsidiaries. Even though such issues are unlikely to result in any material impact on the Company, the Company cannot predict what regulatory actions may be taken or what initiatives may be enacted which could adversely affect the Company.

The Company's insurance subsidiaries may be subject to regulation by the United States Department of Labor when providing a variety of products and services to employee benefit plans governed by the Employment Retirement Income Security Act (ERISA). Severe penalties are imposed for breach of duties under ERISA.

Certain policies, contracts, and annuities offered by the Company's insurance subsidiaries are subject to regulation under the federal securities laws administered by the Securities and Exchange Commission. The federal securities laws contain regulatory restrictions and criminal, administrative, and private remedial provisions.

◦ **Tax law changes could adversely affect our ability to compete with non-insurance products or reduce the demand for certain insurance products.** Under the Internal Revenue Code of 1986, as amended, income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain of the Company's products a competitive advantage over other non-insurance products. To the extent that the Internal Revenue Code is revised to reduce the tax-deferred status of life insurance and annuity products, or to increase the tax-deferred status of competing products, all life insurance companies, including the Company's subsidiaries, would be adversely affected with respect to their ability to sell such products, and, depending upon grandfathering provisions, the surrenders of existing annuity contracts and life insurance policies. In addition, life insurance products are often used to fund estate tax obligations. Legislation has recently been enacted that would over time, reduce and eventually eliminate the estate tax. If the estate tax is significantly reduced or eliminated, the demand for certain life insurance products could be adversely affected. The Company cannot predict what tax initiatives may be enacted which could adversely affect the Company.

◦ **Financial services companies are frequently the targets of litigation, including class action litigation, which could result in substantial judgments.** A number of civil jury verdicts have been returned against insurers and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or other persons with whom the insurer does business and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages, which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very little appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. The Company, like other financial services companies, in the ordinary course of business, is involved in such litigation or, alternatively, in arbitration. The Company cannot predict the outcome of any such litigation or arbitration.

◦ **A decrease in sales or persistency could negatively affect our results.** The Company's ability to maintain low unit costs is dependent upon the level of sales and persistency. A decrease in sales or persistency without a corresponding reduction in expenses may result in higher unit costs.

Additionally, a decrease in persistency may result in higher amortization of deferred policy acquisition costs. Although many of the Company's products contain surrender charges, the charges decrease over time and may not be sufficient to cover the unamortized deferred policy acquisition costs with respect to the insurance policy or annuity contract being surrendered. A decrease in persistency may also result in higher claims.

◦ **Our investments are subject to risks.** The Company's invested assets and derivative financial instruments are subject to customary risks of credit defaults and changes in market values. The value of the Company's commercial mortgage loan portfolio depends in part on the financial condition of the tenants occupying the properties which the Company has financed. Factors that may affect the overall default rate on, and market value of, the Company's invested assets, derivative financial instruments, and mortgage loans include interest rate levels, financial market performance, and general economic conditions as well as particular circumstances affecting the businesses of individual borrowers and tenants.

◦ **Our growth from acquisitions involves risks.** The Company's acquisitions have increased its earnings in part by allowing the Company to enter new markets and to position itself to realize certain operating efficiencies. There can be no assurance, however, that the Company will realize the anticipated financial results from its acquisitions, or that suitable acquisitions, presenting opportunities for continued growth and operating efficiencies, or capital to fund acquisitions will continue to be available to the Company.

◦ **We are dependent on the performance of others.** The Company's results may be affected by the performance of others because the Company has entered into various arrangements involving other parties. Examples include, but are not limited to, the following: many of the Company's products are sold through independent distribution channels; and variable annuity deposits are invested in funds managed by third parties. The Company may also use third-party administrators to collect premiums, pay claims, and/or perform customer service functions. Additionally, the Company's operations are dependent on various technologies some of which are provided and/or maintained by other parties.

As with all financial services companies, our ability to conduct business is dependent upon consumer confidence in the industry and its products. Actions of competitors, and financial difficulties of other companies in the industry, could undermine consumer confidence and adversely affect the Company.

◦ **Our reinsurance program involves risks.** The Company's insurance subsidiaries cede insurance to other insurance companies through reinsurance. However, the Company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations assumed by it.

The cost of reinsurance is, in some cases, reflected in the premium rates charged by the Company. Under certain reinsurance agreements, the reinsurer may increase the rate it charges the Company for the reinsurance, though the Company does not anticipate increases to occur. Therefore, if the cost of reinsurance were to increase or if reinsurance were to become unavailable, the Company could be adversely affected.

Additionally, the Company assumes policies of other insurers. Any regulatory or other adverse development affecting the ceding insurer could also have an adverse effect on the Company.

RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS No. 125". SFAS No. 140 revises the standards of accounting for securitizations and other transfers of financial assets. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The adoption of this accounting standard did not have a material effect on the Company's financial position or results of operations.

In June 2001, the FASB issued SFAS Nos. 141, "Business Combinations" and 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that business combinations initiated after June 30, 2001, be accounted for using the purchase method. SFAS No. 142 revises the standards for accounting for acquired goodwill and other intangible assets. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and effective for any goodwill or intangible asset acquired after June 30, 2001. The Company expects the adoption of SFAS No. 142 to result in the elimination of up to $3.5 million of goodwill amortization in 2002.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that companies record the fair value of a liability for an asset retirement obligation in the period in which the liability is incurred. The Statement is effective for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS No. 143 to have a material effect on the Company's financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that the same accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, expands the use of discontinued operations accounting to include more types of transactions and changes the timing of when discontinued operation accounting is applied. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of SFAS No. 144 to have a material effect on the Company's financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

The Company's operations usually produce a positive cash flow. This cash flow is used to fund an investment portfolio to finance future benefit payments. Since future benefit payments largely represent medium- and long-term obligations reserved using certain assumed interest rates, the Company's investments are predominantly in medium- and long-term, fixed-rate investments such as bonds and mortgage loans.

INVESTMENTS

The Company generally purchases its investments with the intent to hold to maturity by purchasing investments that match future cash flow needs. However, the Company may sell any of its investments to maintain proper matching of assets and liabilities. Accordingly, the Company has classified its fixed maturities and certain other securities as "available for sale."

The Company's investments in debt and equity securities are reported at market value, and investments in mortgage loans are reported at amortized cost. At December 31, 2001, the Company's fixed maturity investments (bonds and redeemable preferred stocks) had a market value of $9,838.1 million, which is 1.0% above amortized cost of $9,745.1 million. The Company had $2,512.8 million in mortgage loans at December 31, 2001. While the Company's mortgage loans do not have quoted market values, at December 31, 2001, the Company estimates the market value of its mortgage loans to be $2,671.1 million (using discounted cash flows from the next call date), which is 6.3% above amortized cost. Most of the Company's mortgage loans have significant prepayment penalties. These assets are invested for terms approximately corresponding to anticipated future benefit payments. Thus, market fluctuations are not expected to adversely affect liquidity.

At December 31, 2000, the Company's fixed maturity investments had a market value of $7,415.8 million, which was 1.0% below amortized cost of $7,489.4 million. The Company estimated the market value of its mortgage loans to be $2,385.2 million at December 31, 2000, which was 5.2% above amortized cost of $2,268.2 million.

The following table sets forth the estimated market values of the Company's fixed maturity investments and mortgage loans resulting from a hypothetical immediate 1 percentage point increase in interest rates from levels prevailing at December 31, and the percent change in market value the following estimated market values would represent.

At December 31	Amount (in millions)	Percent Change
2000		
Fixed maturities	$7,156.3	(3.5)%
Mortgage loans	2,277.9	(4.5)
2001		
Fixed maturities	$9,395.4	(4.5)%
Mortgage loans	2,550.9	(4.5)

Estimated market values were derived from the durations of the Company's fixed maturities and mortgage loans. Duration measures the relationship between changes in market value to changes in interest rates. While these estimated market values generally provide an indication of how sensitive the market values of the Company's fixed maturities and mortgage loans are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

For several years the Company has offered a type of commercial mortgage loan under which the Company will permit a slightly higher loan-to-value ratio in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2001, approximately $548.4 million of the Company's mortgage loans have this participation feature.

At December 31, 2001, delinquent mortgage loans and foreclosed properties were 0.2% of invested assets. Bonds rated less than investment grade were 3.4% of invested assets. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities.

Policy loans at December 31, 2001, were $521.8 million, an increase of $291.3 million from December 31, 2000. The January 2001 coinsurance arrangement and the October 2001 acquisitions resulted in an increase in policy loans of $238.6 million. Policy loan rates are generally in the 4.5% to 8.0% range. Such rates at least equal the assumed interest rates used for future policy benefits.

In the ordinary course of its commercial mortgage lending operations, the Company will commit to provide a mortgage loan before the property to be mortgaged has been built or acquired. The mortgage loan commitment is a contractual obligation to fund a mortgage loan when called upon by the borrower. The commitment is not recognized in the Company's financial statements until the commitment is actually funded. The mortgage loan commitment contains terms, including the rate of interest which may be less than prevailing interest rates.

At December 31, 2001, the Company had outstanding mortgage loan commitments of $406.3 million with an estimated fair value of $429.3 million (using discounted cash flows from the first call date). At December 31, 2000, the Company had outstanding commitments of $308.4 million with an estimated fair value of $319.0 million. The following table sets forth the estimated fair value of the Company's mortgage loan commitments resulting from a hypothetical immediate 1 percentage point increase in interest rate levels prevailing at December 31, and the percent change in fair value the following estimated fair values would represent.

At December 31	Amount (in millions)	Percent Change
2000	$305.0	(4.4)%
2001	410.8	(4.3)

The estimated fair values were derived from the durations of the Company's outstanding mortgage loan commitments. While these estimated fair values generally provide an indication of how sensitive the fair value of the Company's outstanding commitments are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

LIABILITIES

Many of the Company's products contain surrender charges and other features that reward persistency and penalize the early withdrawal of funds. Certain stable value and annuity contracts have market-value adjustments that protect the Company against investment losses if interest rates are higher at the time of surrender than at the time of issue.

At December 31, 2001, the Company had policy liabilities and accruals of $8,859.0 million. The Company's life insurance products have a weighted average minimum credited interest rate of approximately 4.5%.

At December 31, 2001, the Company had $3,716.5 million of stable value account balances with an estimated fair value of $3,822.0 million (using discounted cash flows), and $3,248.2 million of annuity account balances with an estimated fair value of $3,166.1 million (using surrender values).

At December 31, 2000, the Company had $3,177.9 million of stable value account balances with an estimated fair value of $3,251.0 million, and $1,916.9 million of annuity account balances with an estimated fair value of $1,893.7 million.

The following table sets forth the estimated fair values of the Company's stable value and annuity account balances resulting from a hypothetical immediate 1 percentage point decrease in interest rates from levels prevailing at December 31, and the percent change in fair value the following estimated fair values would represent.

At December 31	Amount (in millions)	Percent Change
2000		
Stable value account balances	$3,299.8	1.5%
Annuity account balances	1,975.1	4.3
2001		
Stable value account balances	$3,887.0	1.7%
Annuity account balances	3,308.6	4.5

Estimated fair values were derived from the durations of the Company's stable value and annuity account balances. While these estimated fair values generally provide an indication of how sensitive the fair values of the Company's stable value and annuity account balances are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

Approximately 20% of the Company's liabilities relate to products (primarily whole life insurance), the profitability of which could be affected by changes in interest rates. The effect of such changes in any one year is not expected to be material.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes a risk management strategy that incorporates the use of derivative financial instruments, primarily to reduce its exposure to interest rate risk as well as currency exchange risk.

Combinations of interest rate swap contracts, options and futures contracts are sometimes used as hedges against changes in interest rates for certain investments, primarily outstanding mortgage loan commitments and mortgage-backed securities. Interest rate swap contracts generally involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional principal amount and maturity date. Interest rate futures generally involve exchange traded contracts to buy or sell treasury bonds and notes in the future at specified prices. Interest rate options represent contracts that allow the holder of the option to receive cash or purchase, sell or enter into a financial instrument at a specified price within a specified period of time. The Company used interest rate swap contracts, swaptions (options to enter into interest rate swap contracts), caps, and floors to modify the interest characteristics of certain investments, its Senior Notes, Medium-Term Notes, and TOPrS. Swap contracts are also used to alter the effective durations of assets and liabilities. The Company uses currency swaps to reduce its exposure to currency exchange risk on certain stable value contracts denominated in foreign currencies, primarily the European euro and the British pound.

Derivative instruments expose the Company to credit and market risk. The Company minimizes its credit risk by entering into transactions with highly rated counterparties. The Company manages the market risk associated with interest rate and foreign exchange contracts by establishing and monitoring limits as to the types and degrees of risk that may be undertaken.

The Company monitors its use of derivatives in connection with its overall asset/liability management programs and procedures. The Company's asset/liability committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into the Company's overall interest rate and currency exchange risk management strategies.

In September 2000, the Company entered into a transaction to facilitate the Company's possible entry into the institutional money management business involving a total return swap with respect to $400 million of a portfolio of approximately $413 million of investments held by an unrelated special purpose vehicle that are managed by the Company. The Company, in effect, has retained the investment risk with respect to the $400 million. The swap is recorded on the Company's balance sheet at fair value.

At December 31, 2001, contracts with a notional amount of $5,475.1 million were in a $21.9 million net loss position. At December 31, 2000, contracts with a notional amount of $3,134.2 million were in a $12.3 million net loss position. The Company recognized $11.4 million of realized investment losses and $9.0 million of realized investment gains related to derivative financial instruments in 2001 and 2000, respectively.

The following table sets forth the notional amount and fair value of the Company's derivative financial instruments at December 31, and the estimated gains and losses resulting from a hypothetical immediate plus and minus 1 percentage point change in interest rates from levels prevailing at December 31.

			Gain (Loss) Resulting From An Immediate +/-1 Percentage Point Change in Interest Rates	
(in millions)	Notional Amount	Fair Value At December 31	+1%	-1%
2000				
Options				
Puts	$ 50.0	$ 0.0	$ 0.2	$ 0.0
Futures	100.8	(2.8)	4.0	(9.0)
Fixed to floating				
Swaps	1,249.3	(4.7)	(42.1)	27.9
Swaptions	310.0	0.4	0.7	8.3
Caps	295.0	0.0	0.3	0.0
Floors	120.0	(0.3)	0.0	(0.8)
Floating to fixed				
Swaps	160.0	(2.5)	4.5	(9.4)
Caps	300.0	0.0	0.6	0.0
Floors	300.0	(1.1)	0.0	(3.1)
	$2,885.1	$(11.0)	$(31.8)	$ 13.9
2001				
Options				
Puts	$ 775.0	$ 0.1	$ 1.3	$ 0.0
Calls	1,400.0	0.3	0.0	5.4
Futures	100.0	1.1	6.9	(6.4)
Fixed to floating				
Swaps	1,654.3	0.6	(49.7)	15.1
Swaptions	35.0	0.0	0.0	0.0
Caps	175.0	0.0	0.0	0.0
Floating to fixed				
Swaps	460.0	(12.8)	(4.5)	(20.4)
Caps	300.0	0.0	0.0	0.0
Floors	300.0	(1.9)	(2.7)	(1.1)
	$5,199.3	$(12.6)	$(48.7)	$ (7.4)

The Company is also subject to foreign exchange risk arising from stable value contracts denominated in foreign currencies and related foreign currency swaps. At December 31, 2001, stable value contracts of $275.8 million had a foreign exchange gain of approximately $7.3 million and the related foreign currency swaps had a net loss of approximately $9.3 million. At December 31, 2000, stable value contracts of $249.2 million had a foreign exchange loss of approximately $4.0 million and the related foreign currency swaps had a net unrealized loss of approximately $1.3 million.

The following table sets forth the notional amount and fair value of the funding agreements and related foreign currency swaps at December 31, and the estimated gains and losses resulting from a hypothetical

10% change in quoted foreign currency exchange rates from levels prevailing at December 31.

(*in millions*)	Notional Amount	Fair Value At December 31	Gain (Loss) Resulting From An Immediate +/- 10% Change In Foreign Currency Exchange Rates +10%	-10%
2000				
Stable Value Contracts	$ 249.2	$ (4.0)	$(29.3)	$ 21.3
Foreign Currency Swaps	249.2	(1.3)	23.7	(26.4)
	$ 498.4	$ (5.3)	$ (5.6)	$ (5.1)
2001				
Stable Value Contracts	$ 275.8	$ 7.2	$(19.6)	$ 34.1
Foreign Currency Swaps	275.8	(9.3)	19.2	(37.8)
	$ 551.6	$ (2.1)	$ (0.4)	$ (3.7)

Estimated gains and losses were derived using pricing models specific to derivative financial instruments. While these estimated gains and losses generally provide an indication of how sensitive the Company's derivative financial instruments are to changes in interest rates and foreign currency exchange rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

The Company is exploring other uses of derivative financial instruments.

ASSET/LIABILITY MANAGEMENT

The Company's asset/liability management programs and procedures involve the monitoring of asset and liability durations for various product lines; cash flow testing under various interest rate scenarios; and the continuous rebalancing of assets and liabilities with respect to yield, risk, and cash flow characteristics. It is the Company's policy to generally maintain asset and liability durations within one-half year of one another, although, from time to time, a broader interval may be allowed.

The Company believes its asset/liability management programs and procedures and certain product features provide protection for the Company against the effects of changes in interest rates under various scenarios. Additionally, the Company believes its asset/liability management programs and procedures provide sufficient liquidity to enable it to fulfill its obligation to pay benefits under its various insurance and deposit contracts. However, the Company's asset/liability management programs and procedures incorporate assumptions about the relationship between short-term and long-term interest rates (i.e., the slope of the yield curve), relationships between risk-adjusted and risk-free interest rates, market liquidity and other factors, and the effectiveness of the Company's asset/liability management programs and procedures may be negatively affected whenever actual results differ from those assumptions. During 2000, market conditions and an inverted yield curve limited the Company's ability to offset the effects of rising short-term interest rates. During 2001, the Company benefited from a steepening of the yield curve.

Cash outflows related to stable value contracts (primarily maturing contracts, scheduled interest payments, and expected withdrawals) were approximately $735 million during 2001. Cash outflows related to stable value contracts are estimated to be approximately $1,086 million in 2002. At December 31, 2001, the Company had $30.1 million, $62.6 million, and $12.5 million of stable value contracts which may be terminated by the contract holder upon seven, thirty, and ninety days notice, respectively. The Company's asset/liability management programs and procedures take into account maturing contracts and expected withdrawals. Accordingly, the Company does not expect stable value contract related cash outflows to have an unusual effect on the future operations and liquidity of the Company.

The life insurance subsidiaries were committed at December 31, 2001, to fund mortgage loans in the amount of $406.3 million. The Company's subsidiaries held $361.6 million in cash and short-term investments at December 31, 2001. Protective Life Corporation had an additional $2.1 million in cash and short-term investments available for general corporate purposes.

While the Company generally anticipates that the cash flow of its subsidiaries will be sufficient to meet their investment commitments and operating cash needs, the Company recognizes that investment commitments scheduled to be funded may, from time to time, exceed the funds then available. Therefore, the Company has arranged sources of credit for its insurance subsidiaries to use when needed. The Company expects that the rate received on its investments will equal or exceed its borrowing rate. Additionally, the Company may, from time to time, sell short-duration stable value products to complement its cash management practices.

The Company has also used securitization transactions involving its commercial mortgage loans to increase its liquidity. In 1999, the Company sold $263 million of loans, receiving cash of $220 million and securities of approximately $43 million.

CAPITAL

At December 31, 2001, Protective Life Corporation had no borrowings outstanding under its $200 million revolving lines of credit.

Protective Life Corporation's cash flow is dependent on cash dividends and payments on surplus notes from its subsidiaries; revenues from investment, data processing, legal and management services rendered to subsidiaries; and investment income. At December 31, 2001, approximately $282.1 million of consolidated share-owners' equity, excluding net unrealized investment gains and losses, represented net assets of the Company's insurance subsidiaries that cannot be transferred to Protective Life Corporation. In addition, the states in which the Company's insurance subsidiaries are domiciled impose certain restrictions on the insurance subsidiaries' ability to pay dividends to Protective Life Corporation.

The Company plans to retain substantial portions of the earnings of its insurance subsidiaries in those companies primarily to support their future growth. Protective Life Corporation's cash disbursements have, from time to time, exceeded its cash receipts, and these shortfalls have been funded through various external financings. Therefore, Protective Life Corporation may, from time to time, require additional external financing.

To give the Company flexibility in connection with future acquisitions and other growth opportunities, the Company has registered debt securities, preferred and common stock, and stock purchase contracts of Protective Life Corporation, and additional preferred securities of special purpose finance subsidiaries under the Securities Act of 1933 on a delayed (or shelf) basis.

In March 2000, the Company issued Senior Notes totaling $125 million with 10, 15, and 30 year maturities. Interest rates range from 8.00% to 8.25%. The proceeds were used to repay bank borrowings of which $55 million had been used to redeem the Monthly Income Preferred Securities in 1999.

In December 2000, the Company issued $60 million of 7.5% Senior Notes, with a 15 year maturity. The proceeds were used to repay bank borrowings and to partially fund the January 2001 coinsurance of a block of individual life insurance policies from Standard Insurance Company (Standard).

In February 2001, the Company issued 3.9 million shares of its Common Stock under stock purchase contracts relating to its 6.5% FELINE PRIDES. In the transaction, substantially all of the preferred securities comprising part of the FELINE PRIDES, and the underlying subordinated debt, were redeemed.

In February 2001, the Company issued $100 million of Floating Rate Senior Notes. The proceeds were used to invest in the Company's insurance subsidiaries, which included completing the funding of the Standard transaction, and for general corporate purposes. The Floating Rate Notes are due February 28, 2003, and bear an interest rate of LIBOR plus .375%, adjusted quarterly.

On August 17, 2001, a special purpose finance subsidiary of the Company, PLC Capital Trust III, issued $100 million of 7.5% Trust Originated Preferred Securities ("TOPrS"). The 7.5% TOPrS are guaranteed on a subordinated basis by the Company. This guarantee, considered together with the other obligations of the Company with respect to the 7.5% TOPrS, constitutes a full and unconditional guarantee by the Company of PLC Capital Trust III's obligations with respect to the 7.5% TOPrS.

PLC Capital Trust III was formed solely to issue securities and use the proceeds thereof to purchase subordinated debentures of the Company. The sole assets of PLC Capital Trust III are $103.1 million of Protective Life Corporation 7.5% Subordinated Debentures due 2031, Series D. The proceeds of the Company's subordinated debentures were used to repay outstanding bank indebtedness and the balance was used for general corporate purposes. The Company has the right under the subordinated debentures to extend interest payment periods up to five consecutive years, and, as a consequence, dividends on the 7.5% TOPrS may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by PLC Capital Trust III during any such extended interest payment period. The 7.5% TOPrS are redeemable by PLC Capital Trust III at any time on or after August 22, 2006.

A life insurance company's statutory capital is computed according to rules prescribed by the National Association of Insurance Commissioners (NAIC), as modified by the insurance company's state of domicile. Statutory accounting rules are different from accounting principles generally accepted in the United States of America and are intended to reflect a more conservative view by, for example, requiring immediate expensing of policy acquisition costs. The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. The achievement of long-term growth will require growth in the statutory capital of the Company's insurance subsidiaries. The subsidiaries may secure additional statutory capital through various sources, such as retained statutory earnings or equity contributions by the Company.

CONTRACTUAL OBLIGATIONS

The table below sets forth future maturities of long-term debt, guaranteed preferred beneficial interests in the Company's subordinated debentures (guaranteed preferred beneficial interests), and stable value contracts.

(in thousands)	2002	2003-2004	2005-2006	After 2006
Long-term debt		$ 175,000		$194,241
Guaranteed preferred beneficial interests				175,000
Stable value contracts	$971,536	1,696,120	$979,460	69,414
Securities sold under repurchase agreements	117,000			

OTHER DEVELOPMENTS

Under insurance guaranty fund laws in most states, insurance companies doing business in a participating state can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not believe that any such assessments will be materially different from amounts already reflected in the financial statements.

The Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

The Company is not aware of any pending or threatened regulatory action with respect to the Company or any of its subsidiaries that is reasonably likely to have a material effect on the Company.

The Company believes that the tragic events of September 11, 2001, will have little direct effect on the Company's operations or financial strength. However, many of the Company's businesses and the performance of the Company's investment portfolio are affected by general economic conditions, therefore a downturn in the general economy could have a negative effect on the Company's operations and financial strength.

In recent years, most financial services companies, including the Company, experienced a decrease in the market price of their common stock. Although the Company believes it has sufficient capital to fund its immediate growth and capital needs, a lower stock price may limit the Company's ability to raise capital to fund other growth opportunities and acquisitions.

IMPACT OF INFLATION

Inflation increases the need for life insurance. Many policyholders who once had adequate insurance programs may increase their life insurance coverage to provide the same relative financial benefit and protection. Higher interest rates may result in higher sales of certain of the Company's investment products.

The higher interest rates that have traditionally accompanied inflation could also affect the Company's operations. Policy loans increase as policy loan interest rates become relatively more attractive. As interest rates increase, disintermediation of stable value and annuity account balances and individual life policy cash values may increase. The market value of the Company's fixed-rate, long-term investments may decrease, the Company may be unable to implement fully the interest rate reset and call provisions of its mortgage loans, and the Company's ability to make attractive mortgage loans, including participating mortgage loans, may decrease. In addition, participating mortgage loan income may decrease. The difference between the interest rate earned on investments and the interest rate credited to life insurance and investment products may also be adversely affected by rising interest rates.

MANAGEMENT REPORT
ON RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Protective Life Corporation and its subsidiaries has prepared, and is responsible for, the integrity and objectivity of the financial statements and other financial information included in this Annual Report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America applied on a consistent basis. The financial statements and other financial information include amounts that are based on management's best estimates and judgments and, to the best of our knowledge, are not misstated due to material fraud or error.

The Company's financial statements have been audited by PricewaterhouseCoopers LLP, independent certified public accountants, selected by the Audit Committee, appointed by the Board of Directors, and ratified by an affirmative vote of share owners at the Company's Annual Meeting. Management has made available to PricewaterhouseCoopers LLP all the Company's financial records and related data, including minutes of share-owners' and directors' meetings. Furthermore, management believes that all representations made to PricewaterhouseCoopers LLP during its audit were valid and appropriate.

Management has established and maintains a system of internal control that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. The system of internal control provides for appropriate division of responsibility and is documented by written policies and procedures that are communicated to employees with significant roles in the financial reporting process. Management continually monitors the system of internal control for compliance. The Company maintains an internal auditing program that independently assesses the effectiveness of the internal controls and recommends possible improvements thereto. There are limits inherent in all systems of internal control based on the recognition that the costs of such systems should not exceed the benefits to be derived. The Company's system of internal control takes into consideration this appropriate balance. Management believes that the Company's system of internal control is adequate to accomplish the objectives described herein.

The Company maintains a code of corporate conduct, which is publicized throughout the Company. The code of conduct addresses, among other things, the necessity of ensuring open communication within the Company; potential conflicts of interest; compliance with all laws, including those relating to financial disclosure; and the confidentiality of proprietary information. The Company maintains a systematic program to assess compliance with these policies.

John D. Johns
President and Chief Executive Officer

Allen W. Ritchie
Executive Vice President and Chief Financial Officer

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31 *(Dollars in thousands except per share amounts)*	2001	2000	1999
Revenues			
Premiums and policy fees	$1,389,820	$1,175,898	$861,027
Reinsurance ceded	(771,151)	(686,108)	(462,297)
Net of reinsurance ceded	618,669	489,790	398,730
Net investment income	884,041	730,149	667,968
Realized investment gains (losses)			
Derivative financial instruments	(11,431)	9,013	(2,279)
All other investments	(8,740)	(16,056)	1,222
Other income	131,678	151,833	89,680
Total revenues	1,614,217	1,364,729	1,155,321
Benefits and expenses			
Benefits and settlement expenses (net of reinsurance ceded: 2001 – $609,996; 2000 – $538,291; 1999 – $344,474)	972,624	760,778	629,656
Amortization of deferred policy acquisition costs	147,058	143,180	96,689
Amortization of goodwill	3,555	3,113	316
Other operating expenses (net of reinsurance ceded: 2001 – $167,243; 2000 – $223,498; 1999 – $150,570)	281,384	245,983	225,271
Total benefits and expenses	1,404,621	1,153,054	951,932
Income from continuing operations before income tax	209,596	211,675	203,389
Income tax expense			
Current	64,667	11,947	43,971
Deferred	3,871	62,374	27,970
Total income tax expense	68,538	74,321	71,941
Net income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle	141,058	137,354	131,448
Income (loss) from discontinued operations, net of income tax	(9,977)	16,122	21,642
Loss from sale of discontinued operations, net of income tax	(20,545)		
Net income before extraordinary loss and cumulative effect of change in accounting principle	110,536	153,476	153,090
Extraordinary loss on early extinguishment of debt, net of income tax			(1,763)
Cumulative effect of change in accounting principle, net of income tax	(7,593)		
Net income	$ 102,943	$ 153,476	$151,327
Net income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle per share –basic	$ 2.02	$ 2.09	$ 2.01
Net income per share – basic	$ 1.48	$ 2.33	$ 2.31
Net income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle per share – diluted	$ 2.01	$ 2.08	$ 1.99
Net income per share – diluted	$ 1.47	$ 2.32	$ 2.29
Cash dividends paid per share	$ .55	$ .51	$ .47

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

December 31 *(Dollars in thousands)*	2001	2000
Assets		
Investments:		
Fixed maturities, at market (amortized cost: 2001 – $9,745,057 ; 2000 – $7,489,361)	$ 9,838,091	$ 7,415,769
Equity securities, at market (cost: 2001 – $78,332 ; 2000 – $61 358)	76,774	58,700
Mortgage loans	2,512,844	2,268,224
Investment real estate, net of accumulated depreciation (2001 - $1,466 ; 2000 – $1,226)	26,349	12,566
Policy loans	521,841	230,527
Other long-term investments	104,624	66,462
Short-term investments	237,155	189,161
Total investments	13,317,678	10,241,409
Cash	126,558	55,494
Accrued investment income	159,866	122,314
Accounts and premiums receivable, net of allowance for uncollectible amounts (2001 – $3,025 ; 2000 – $2,195)	64,410	85,223
Reinsurance receivables	2,174,769	1,100,131
Deferred policy acquisition costs	1,532,683	1,189,380
Goodwill	48,162	250,321
Property and equipment	51,307	54,253
Other assets	251,581	138,419
Assets related to separate accounts		
Variable annuity	1,910,651	1,841,439
Variable universal life	77,162	63,504
Other	3,997	3,746
	$19,718,824	$ 15,145,633

See Notes to Consolidated Financial Statements.

December 31 (Dollars in thousands)	2001	2000
Liabilities		
Policy liabilities and accruals		
Future policy benefits and claims	$ 6,971,792	$ 5,031,957
Unearned premiums	904,374	937,516
Total policy liabilities and accruals	7,876,166	5,969,473
Stable value contract account balances	3,716,530	3,177,863
Annuity account balances	3,248,217	1,916,894
Other policyholders' funds	131,040	125,533
Other liabilities	498,579	393,262
Accrued income taxes	60,897	(35,330)
Deferred income taxes	127,230	79,066
Securities sold under repurchase agreements	117,000	
Long-term debt	376,211	306,125
Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures		
8.25% Trust Originated Preferred Securities	75,000	75,000
7.5% Trust Originated Preferred Securities	100,000	
6.5% FELINE PRIDES		115,000
Liabilities related to separate accounts		
Variable annuity	1,910,651	1,841,439
Variable universal life	77,162	63,504
Other	3,997	3,746
Total liabilities	18,318,680	14,031,575
Commitments and contingent liabilities – Note 6		
Share-owners' equity		
Preferred Stock, $1 par value		
Shares authorized: 3,600,000		
Issued: none		
Junior Participating Cumulative		
Preferred Stock, $1 par value		
Shares authorized: 400,000		
Issued: none		
Common Stock, $.50 par value		
Shares authorized: 2001 and 2000 – 160,000,000		
Issued: 2001 – 73,251,960; 2000 – 69,333,117	36,626	34,667
Additional paid-in capital	405,420	289,819
Treasury stock, at cost (2001 – 4,696,788 shares; 2000 – 4,775,550 shares)	(15,895)	(12,812)
Stock held in trust (2001 – 55,785 shares; 2000 – 36,210 shares)	(1,535)	(1,318)
Unallocated stock in Employee Stock Ownership Plan (2001 – 1,001,401 shares; 2000 – 1,112,668 shares)	(3,317)	(3,686)
Retained earnings	924,517	858,761
Accumulated other comprehensive income		
Net unrealized gains (losses) on investments (net of income tax: 2001 – $ 29,254 ; 2000 – $(27,662))	54,328	(51,373)
Total share-owners' equity	1,400,144	1,114,058
	$19,718,824	$ 15,145,633

CONSOLIDATED STATEMENTS OF SHARE-OWNERS' EQUITY

(Dollars in thousands)	Common Stock	Additional Paid-In Capital	Treasury Stock	Stock Held In Trust	Unallocated Stock in ESOP	Retained Earnings	Net Unrealized Gains (Losses) on Investments	Total Share-Owners' Equity
Balance, December 31, 1998	$34,667	$254,705	$(13,14[illegible])		$(4,277)	$617,182	$ 55,057	$ 944,194
Net income for 1999						151,327		151,327
Change in net unrealized gains/losses on investments (net of income tax – $(108,675))							(201,825)	(201,825)
Reclassification adjustment for amounts included in net income (net of income tax – $370)							687	687
Comprehensive loss for 1999								(49,811)
Cash dividends						(30,305)		(30,305)
Purchase of common stock				$ (621)				(621)
Stock-based compensation		947	14[illegible]					1,092
Reissuance of treasury stock to ESOP		405	3[illegible]		(440)			0
Allocation of stock to employee accounts					674			674
Balance, December 31, 1999	34,667	256,057	(12,96[illegible])	(621)	(4,043)	738,204	(146,081)	865,223
Net income for 2000						153,476		153,476
Change in net unrealized gains/losses on investments (net of income tax – $48,532)							90,130	90,130
Reclassification adjustment for amounts included in net income (net of income tax – $2,465)							4,578	4,578
Comprehensive income for 2000								248,184
Cash dividends						(32,919)		(32,919)
Purchase of common stock				(697)				(697)
Stock-based compensation		33,535	12[illegible]					33,655
Reissuance of treasury stock to ESOP		227	2[illegible]		(255)			0
Allocation of stock to employee accounts					612			612
Balance, December 31, 2000	34,667	289,819	(12,81[illegible])	(1,318)	(3,686)	858,761	(51,373)	1,114,058
Net income for 2001						102,943		102,943
Change in net unrealized gains/losses on investments (net of income tax – $51,729)							96,069	96,069
Reclassification adjustment for amounts included in net income (net of income tax – $3,059)							5,681	5,681
Transition adjustment on derivative financial instruments (net of income tax – $2,127)							3,951	3,951
Comprehensive income for 2001								208,644
Cash dividends						(37,187)		(37,187)
Redemption of FELINE PRIDES	1,959	111,455						113,414
Purchase of common stock				(217)				(217)
Purchase of treasury stock			(3,40[illegible])					(3,405)
Stock-based compensation		3,349	24[illegible]					3,589
Reissuance of treasury stock to ESOP		797	8[illegible]		(879)			0
Allocation of stock to employee accounts					1,248			1,248
Balance, December 31, 2001 – Note 7	$36,626	$405,420	$(15,89[illegible])	$(1,535)	$ (3,317)	$924,517	$ 54,328	$1,400,144

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 *(Dollars in thousands)*	2001	2000	1999
Cash flows from operating activities			
Net income	$ 102,943	$ 153,476	$ 151,327
Adjustments to reconcile net income to net cash provided by operating activities:			
Realized investment losses	20,171	7,043	1,057
Extraordinary loss on early extinguishment of debt			1,763
Amortization of deferred policy acquisition costs	154,384	149,574	104,912
Capitalization of deferred policy acquisition costs	(317,627)	(338,685)	(239,482)
Depreciation expense	12,110	10,421	12,030
Deferred income taxes	6,856	67,949	25,841
Accrued income taxes	98,476	(30,813)	9,499
Amortization of goodwill	9,056	8,525	5,584
Loss from sale of discontinued operations	20,545		
Interest credited to universal life and investment products	944,098	766,004	331,746
Policy fees assessed on universal life and investment products	(222,415)	(197,581)	(165,818)
Change in accrued investment income and other receivables	(241,517)	(149,778)	(131,614)
Change in policy liabilities and other policyholders' funds of traditional life and health products	442,193	500,254	215,556
Change in other liabilities	157,529	(38,674)	77,902
Other, net	(5,501)	(31,056)	(10,729)
Net cash provided by operating activities	1,181,301	876,659	389,574
Cash flows from investing activities			
Maturities and principal reductions of investments:			
Investments available for sale	3,260,107	13,037,876	10,167,542
Other	283,640	135,058	243,280
Sale of investments:			
Investments available for sale	9,095,873	810,716	537,343
Other	1,363	5,222	267,892
Cost of investments acquired:			
Investments available for sale	(14,019,243)	(14,523,312)	(10,816,652)
Corporate owned life insurance	(100,000)		
Other	(378,520)	(464,779)	(864,100)
Acquisitions and bulk reinsurance assumptions	(124,027)	(162,413)	46,508
Sale of discontinued operations, net of cash transferred	216,031		
Purchase of property and equipment	(12,282)	(5,861)	(18,741)
Sale of property and equipment	70		417
Net cash used in investing activities	(1,776,988)	(1,167,493)	(436,511)
Cash flows from financing activities			
Borrowings under line of credit arrangements and long-term debt	2,738,763	2,434,879	4,516,977
Principal payments on line of credit arrangements and long-term debt	(2,551,677)	(2,364,779)	(4,451,790)
Payment of guaranteed preferred beneficial interests			(55,000)
Dividends to share owners	(37,187)	(32,919)	(30,305)
Issuance of guaranteed preferred beneficial interests	100,000		
Purchase of common stock held in trust	(217)	(697)	(621)
Purchase of treasury stock	(3,405)		
Investment product deposits and change in universal life deposits	1,735,653	1,811,484	1,300,736
Investment product withdrawals	(1,315,179)	(1,553,282)	(1,190,904)
Net cash provided by financing activities	666,751	294,686	89,093
Increase in cash	71,064	3,852	42,156
Cash at beginning of year	55,494	51,642	9,486
Cash at end of year	$ 126,558	$ 55,494	$ 51,642

See Notes to Consolidated Financial Statements.

(All dollar amounts in tables are in thousands except per share amounts.)

1 SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements of Protective Life Corporation and subsidiaries (the Company) are prepared on the basis of accounting principles generally accepted in the United States of America. Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities. (See also Note 9.)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make various estimates that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, as well as the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Entities Included

The consolidated financial statements include the accounts, after intercompany eliminations, of Protective Life Corporation and its wholly-owned subsidiaries.

Nature of Operations

Protective Life Corporation is a holding company whose subsidiaries provide financial services through the production, distribution, and administration of insurance and investment products. The Company markets individual life insurance, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities, and extended service contracts throughout the United States. The Company also maintains a separate division devoted to the acquisition of insurance policies from other companies. Founded in 1907, Protective Life Insurance Company (Protective Life) is the Company's largest operating subsidiary.

The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to changing competition, economic conditions, interest rates, investment performance, insurance ratings, claims, persistency, and other factors.

Recently Issued Accounting Standards

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133, as amended by SFAS Nos. 137 and 138, requires the Company to record all derivative financial instruments, at fair value on the balance sheet. Changes in fair value of a derivative instrument are reported in net income or other comprehensive income, depending on the designated use of the derivative instrument. The adoption of SFAS No. 133 resulted in a cumulative charge to net income, net of income tax, of $7.6 million ($0.11 per share on both a basic and diluted basis) and a cumulative after-tax increase to other comprehensive income of $4.0 million on January 1, 2001. The charge to net income and increase to other comprehensive income primarily resulted from the recognition of derivative instruments embedded in the Company's corporate bond portfolio. In addition, the charge to net income includes the recognition of the ineffectiveness on existing hedging relationships including the difference in spot and forward exchange rates related to foreign currency swaps used as an economic hedge of foreign-currency-denominated stable value contracts. Prospectively, the adoption of SFAS No. 133 may introduce volatility into the Company's reported net income and other comprehensive income depending on future market conditions and the Company's hedging activities.

In September 2000, the Financial Accounting Standards Board (FASB) issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS No. 125". SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The adoption of this accounting standard did not have a material effect on the Company's financial position or results of operations.

In June 2001, the FASB issued SFAS Nos. 141, "Business Combinations", and 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that business combinations initiated after June 30, 2001, be accounted for using the purchase method. SFAS No. 142 revises the standards for accounting for acquired goodwill and other intangible assets. The standard replaces the requirement to amortize goodwill with one that calls for an annual impairment test, among other provisions. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and effective for any goodwill or intangible asset acquired after June 30, 2001. The Company expects the adoption of SFAS No. 142 to result in the elimination of up to $3.5 million of goodwill amortization in 2002.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that companies record the fair value of a liability for an asset retirement obligation in the period in which the liability is incurred. The Statement is effective for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS No. 143

to have a material effect on the Company's financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that the same accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, expands the use of discontinued operations accounting to include more types of transactions and changes the timing of when discontinued operations accounting is applied. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of SFAS No. 144 to have a material effect on the Company's financial position or results of operations.

Investments

The Company has classified all of its investments in fixed maturities, equity securities, and short-term investments as "available for sale."

Investments are reported on the following bases less allowances for uncollectible amounts on investments, if applicable:

- Fixed maturities (bonds and redeemable preferred stocks) – at current market value. Where market values are unavailable, the Company obtains estimates from independent pricing services or estimates market value based upon a comparison to quoted issues of the same issuer or issues of other issuers with similar terms and risk characteristics.
- Equity securities (common and nonredeemable preferred stocks) – at current market value.
- Mortgage loans – at unpaid balances, adjusted for loan origination costs, net of fees, and amortization of premium or discount.
- Investment real estate – at cost, less allowances for depreciation computed on the straight-line method. With respect to real estate acquired through foreclosure, cost is the lesser of the loan balance plus foreclosure costs or appraised value.
- Policy loans – at unpaid balances.
- Other long-term investments – at a variety of methods similar to those listed above, as deemed appropriate for the specific investment.
- Short-term investments – at cost, which approximates current market value.

Substantially all short-term investments have maturities of three months or less at the time of acquisition and include approximately $0.6 million in bank deposits voluntarily restricted as to withdrawal.

As prescribed by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," certain investments are recorded at their market values with the resulting unrealized gains and losses reduced by a related adjustment to deferred policy acquisition costs, net of income tax, reported as a component of share-owners' equity. The market values of fixed maturities increase or decrease as interest rates fall or rise. Therefore, although the application of SFAS No. 115 does not affect the Company's operations, its reported share-owners' equity will fluctuate significantly as interest rates change.

The Company's balance sheets at December 31, prepared on the basis of reporting investments at amortized cost rather than at market values, are as follows:

	2001	2000
Total investments	$13,212,993	$10,317,657
Deferred policy acquisition costs	1,553,786	1,192,696
All other assets	4,868,463	3,714,844
	$19,635,242	$15,225,197
Deferred income taxes	$ 97,976	$ 107,257
All other liabilities	18,191,450	13,952,509
	18,289,426	14,059,766
Share-owners' equity	1,345,816	1,165,431
	$19,635,242	$15,225,197

Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.

Derivative Financial Instruments

The Company utilizes a risk management strategy that incorporates the use of derivative instruments, primarily to reduce its exposure to interest rate risk as well as currency exchange risk.

Combinations of interest rate swap contracts, options and futures contracts are sometimes used as hedges against changes in interest rates for certain investments, primarily outstanding mortgage loan commitments and mortgage-backed securities. Interest rate swap contracts generally involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional principal amount and maturity date. Interest rate futures generally involve exchange traded contracts to buy or sell treasury bonds and notes in the future at specified prices. Interest rate options represent contracts that allow the holder of the option to receive cash or purchase, sell or enter into a financial instrument at a specified price within a specified period of time. The Company uses interest rate swap contracts, swaptions (options to enter into interest rate swap contracts), caps, and floors to modify the interest characteristics of certain investments, and its Senior Notes, Medium-Term Notes, and TOPrS. Swap contracts are also used to alter the effective durations of assets and liabilities. The Company uses foreign currency swaps to reduce its exposure to currency exchange risk on certain stable value contracts denominated in foreign currencies, primarily the European euro and the British pound.

Derivative instruments expose the Company to credit and market risk. The Company minimizes its credit risk by entering into transactions with highly rated counterparties. The Company manages the market risk associated with interest rate and foreign exchange contracts by establishing and monitoring limits as to the types and degrees of risk that may be undertaken.

The Company monitors its use of derivatives in connection with its overall asset/liability management programs and procedures. The Company's asset/liability committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into the Company's overall interest rate and currency exchange risk management strategies.

All derivatives are recognized on the balance sheet (other long-term investments or other liabilities) at their fair value (primarily estimates from independent pricing services). On the date the derivative contract is entered into, the Company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), or (3) as a derivative either held for investment purposes or held as a natural hedging instrument designed to act as an economic hedge against the changes in value or cash flows of a hedged item ("other" derivative). Changes in the fair value of a derivative that is highly effective as – and that is designated and qualifies as – a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current-period earnings. Changes in the fair value of a derivative that is highly effective as – and that is designated and qualified as – a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows. Changes in the fair value of other derivatives are recognized in current earnings and reported in Realized Investment Gains (Losses) – Derivative Financial Instruments in the Company's consolidated condensed statements of income.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, as discussed below.

The Company discontinues hedge accounting prospectively when (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) the derivative is dedesignated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; (4) because a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative will continue to be carried on the balance sheet at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the derivative will continue to be carried on the balance sheet at its fair value, and any asset or liability that was recorded pursuant to recognition of the firm commitment will be removed from the balance sheet and recognized as a gain or loss in current-period earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will remain therein until such time as they are reclassified to earnings as originally forecasted to occur. In all situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

◦ Fair-Value Hedges. The Company has designated, as a fair value hedge, callable interest rate swaps used to modify the interest characteristics of certain callable Medium-Term Notes and stable value contracts. In assessing hedge effectiveness, the Company excludes the embedded call option's time value component from each derivative's total gain or loss. In 2001, total measured ineffectiveness for the fair value hedging relationships was insignificant while the excluded time value component resulted in a pre-tax gain of $1.3 million. Both the measured ineffectiveness and the excluded time value component are reported in Realized Investment Gains (Losses) – Derivative Financial Instruments in the Company's consolidated condensed statements of income.

◦ Cash-Flow Hedges. The Company has not designated any hedging relationships as a cash flow hedge.

◦ Other Derivatives. The Company uses certain interest rate swaps, caps, floors, swaptions, options and futures contracts as economic hedges against the changes in value or cash flows of outstanding mortgage loan commitments and certain owned investments as well as certain debt and preferred security obligations of the Company. In 2001, the Company recognized total pre-tax losses of $10.8 million representing the change in fair value of these derivative instruments.

On its foreign currency swaps, the Company recognized a $8.2 million pre-tax loss in 2001 while recognizing a $11.2 million foreign exchange pre-tax gain on the related foreign-currency-denominated stable value contracts. The net gain primarily results from the difference in the forward and spot exchange rates used to revalue the currency swaps and the stable value contracts, respectively. This net gain is reflected in Realized Investment Gains (Losses) – Derivative Financial Instruments in the Company's consolidated condensed statements of income.

The Company has entered into asset swap arrangements to effectively sell the equity options embedded in owned convertible bonds in exchange for an interest rate swap that converts the remaining host bond to a variable rate instrument. In 2001, the Company recognized a $12.2 million pre-tax gain for the change in the asset swaps' fair value and recognized a $16.9 million pre-tax loss to separately record the embedded equity options at fair value.

The Company has also entered into a total return swap with respect to $400 million of a portfolio of approximately $413 million of investments held by an unrelated special purpose vehicle that are managed by the Company. The Company recognized a $0.3 million pre-tax loss in 2001 for the change in the total return swap's fair value.

At December 31, 2001, contracts with a notional amount of $5,475.1 million were in a $21.9 million net loss position. At December 31, 2000, contracts with a notional amount of $3,134.2 million were in a $12.3 million net loss position. The Company recognized $9.0 million in realized investment gains related to derivative financial instruments in 2000.

The Company's derivative financial instruments are with highly rated counterparties.

Cash

Cash includes all demand deposits reduced by the amount of outstanding checks and drafts. The Company has deposits with certain financial institutions which exceed federally insured limits. The Company has reviewed the credit worthiness of these financial institutions and believes there is minimal risk of a material loss.

Deferred Policy Acquisition Costs

Commissions and other costs of acquiring traditional life and health insurance, credit insurance, universal life insurance, and investment products that vary with and are primarily related to the production of new business, have been deferred. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to the present value of the total anticipated premium income. Credit insurance acquisition costs are being amortized in proportion to earned premium. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization. Under SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," the Company makes certain assumptions regarding the mortality, persistency, expenses, and interest rates (equal to the rate used to compute liabilities for future policy benefits; currently 3.0% to 9.4%) it expects to experience in future periods. These assumptions are to be best estimates and are to be periodically updated whenever actual experience and/or expectations for the future change from that assumed. Additionally, relating to SFAS No. 115, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with the Company's universal life and investment products had been realized.

The cost to acquire blocks of insurance representing the present value of future profits from such blocks of insurance is also included in deferred policy acquisition costs. The Company amortizes the present value of future profits over the premium payment period, including accrued interest of up to approximately 8%.

The unamortized present value of future profits for all acquisitions was approximately $523.4 million and $343.6 million at December 31, 2001 and 2000, respectively. During 2001, $221.9 million of present value of future profits was capitalized, and $42.1 million was amortized. During 2000, $47.3 million of present value of future profits was capitalized (relating to acquisitions made during the year) and $44.3 million was amortized.

Goodwill

Goodwill is being amortized straight-line over periods ranging from 10 to 40 years. Goodwill at December 31 is as follows:

	2001	2000
Goodwill	$55,246	$270,250
Accumulated amortization	7,084	19,929
	$48,162	$250,321

The Company periodically evaluates the recoverability of its goodwill by comparing expected future cash flows to the amount of unamortized goodwill. If this evaluation were to indicate the unamortized goodwill is impaired, the goodwill would be reduced to an amount representing the present value of applicable estimated future cash flows. A substantial portion of goodwill was disposed of in connection with the 2001 sale of the Company's Dental Benefits Division.

Property and Equipment

Property and equipment are reported at cost. The Company primarily uses the straight-line method of depreciation based upon the estimated useful lives of the assets. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.

Property and equipment consisted of the following at December 31:

	2001	2000
Home Office building	$ 45,845	$ 41,184
Data processing equipment	34,100	34,626
Other, principally furniture and equipment	40,055	38,573
	120,000	114,383
Accumulated depreciation	68,693	60,130
	$ 51,307	$ 54,253

Separate Accounts

The assets and liabilities related to separate accounts in which the Company does not bear the investment risk are valued at market and reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements.

Stable Value Contracts Account Balances

The Company markets guaranteed investment contracts to 401(k) and other qualified retirement savings plans, and fixed and floating rate funding agreements to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. The Company also sells funding agreements to special purpose entities that in turn issue notes or certificates in smaller, transferrable denominations. In a structured program, the Company issues funding agreements to a special purpose trust or entity formed solely to purchase the funding agreements and simultaneously issue certificates or notes having terms substantially identical to the underlying funding agreements. Stable value contract account balances include guaranteed investment contracts and funding agreements issued by the Company, and the obligations of consolidated special purpose trusts or entities formed to purchase funding agreements issued by the Company. At December 31, 2001 and 2000 the Company had $1.7 billion and $1.0 billion of stable value contract account balances marketed through structured programs.

Revenues and Benefits Expense

◦ Traditional Life, Health, and Credit Insurance Products. Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits, and include whole life insurance policies, term and term-like life insurance policies, limited payment life insurance policies, and certain annuities with life contingencies. Life insurance and immediate annuity premiums are recognized as revenue when due. Health and credit insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.

Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions are graded and range from 2.5% to 7.0%. The liability for future policy benefits and claims on traditional life, health, and credit insurance products includes estimated unpaid claims that have been reported to the Company and claims incurred but not yet reported. Policy claims are charged to expense in the period in which the claims are incurred.

Activity in the liability for unpaid claims is summarized as follows:

	2001	2000	1999
Balance beginning of year	$110,064	$122,346	$ 93,966
Less reinsurance	25,830	47,661	20,019
Net balance beginning of year	84,234	74,685	73,947
Incurred related to:			
Current year	383,371	323,222	331,380
Prior year	(1,080)	(4,880)	(4,997)
Total incurred	382,291	318,342	326,383
Paid related to:			
Current year	312,748	252,209	283,219
Prior year	81,220	61,925	44,093
Total paid	393,968	314,134	327,312
Other changes:			
Acquisitions and reserve transfers	(6,257)	5,341	1,667
Net balance end of year	66,300	84,234	74,685
Plus reinsurance	33,723	25,830	47,661
Balance end of year	$100,023	$110,064	$122,346

◦ Universal Life and Investment Products. Universal life and investment products include universal life insurance, guaranteed investment contracts, deferred annuities, and annuities without life contingencies. Premiums and policy fees for universal life and investment products consist of fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest rates credited to universal life and investment products ranged from 3.0% to 9.4% in 2001.

The Company's accounting policies with respect to variable universal life and variable annuities are identical except that policy account balances (excluding account balances that earn a fixed rate) are valued at market and reported as components of assets and liabilities related to separate accounts.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Income tax provisions are generally based on income reported for financial statement purposes. Deferred federal income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis determined for income tax purposes. Such temporary differences are principally related to the deferral of policy acquisition costs and the provision for future policy benefits and expenses.

Discontinued Operations

On December 31, 2001, the Company completed the sale to Fortis, Inc. of substantially all of its Dental Benefits Division (Dental Division), and discontinued other remaining Dental Division related operations, primarily other health insurance lines.

The operating results and charges related to the sale of the Dental division at December 31 are as follows:

	2001	2000	1999
Total revenues	$350,916	$369,239	$378,561
Income (loss) before *income taxes from* discontinued operations	$ (12,797)	$ 27,718	$ 36,132
Income tax (expense) benefit	2,820	(11,596)	(14,490)
Income (loss) from discontinued operations	$ (9,977)	$ 16,122	$ 21,642
Gain from sale of discontinued operations before income tax	$ 22,927		
Income tax expense related to sale	(43,472)		
Loss from sale of discontinued operations	$ (20,545)		
Income (loss) from discontinued operations – per share (diluted and basic)	$ (.14)	$ .24	$ .33
Loss from sale of discontinued operations – per share (diluted and basic)	$ (.29)		

Remaining assets and liabilities at December 31, 2001 related to the business sold to Fortis, Inc. consist of reinsurance receivables and policy liabilities and accruals of approximately $51.2 million. Assets and liabilities related to the other discontinued lines of business of approximately $11.1 million and $14.3 million, respectively, remain at December 31, 2001.

Net Income Per Share

Net income per share – basic is net income divided by the average number of shares of Common Stock outstanding including shares that are issuable under various deferred compensation plans.

Net income per share – diluted is adjusted net income divided by the average number of shares outstanding including all diluted, potentially issuable shares that are issuable under various stock-based compensation plans and stock purchase contracts.

A reconciliation of net income and adjusted net income, and basic and diluted average shares outstanding for the years ended December 31 is summarized as follows:

	2001	2000	1999
Net income	$102,943	$153,476	$151,327
Dividends on FELINE PRIDES	—[1]	—[1]	—[1]
Adjusted net income	$102,943	$153,476	$151,327
Average shares issued and outstanding	68,037,410	64,544,140	64,481,997
Stock held in trust	(47,759)	(41,797)	(13,030)
Issuable under various deferred compensation plans	1,420,874	1,330,006	1,135,344
Average shares outstanding – basic	69,410,525	65,832,349	65,604,311
Stock held in trust	47,759	41,797	13,030
Stock appreciation rights	266,132	131,443	183,996
Issuable under various other stock-based compensation plans	225,757	275,539	360,030
FELINE PRIDES stock purchase contracts	—[1]	—[1]	—[1]
Average shares outstanding – diluted	69,950,173	66,281,128	66,161,367

[1] *Excluded because the effect is anti-dilutive.*

Supplemental Cash Flow Information

The following table sets forth supplemental cash flow information for the years ended December 31:

	2001	2000	1999
Cash paid during the year:			
Interest on debt	$ 36,095	$ 37,660	$ 34,756
Income taxes	31,795	55,798	42,367
Noncash investing and financing activities:			
Reissuance of treasury stock to ESOP	$ 879	$ 255	$ 440
Change in unallocated stock in ESOP	369	357	234
Stock-based compensation	3,589	33,655	1,092
Redemption of FELINE PRIDES	113,414		
Acquisitions and related reinsurance transactions:			
Assets acquired	$ 2,554,202	$ 533,869	$ 12,502
Liabilities assumed	(2,430,175)	(371,456)	(12,502)
Net	$ 124,027	$ 162,413	$ 0

Reclassifications

Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income, total assets, or share-owners' equity.

2 INVESTMENT OPERATIONS

Major categories of net investment income for the years ended December 31 are summarized as follows:

	2001	2000	1999
Fixed maturities	$615,089	$536,550	$470,458
Equity securities	3,550	2,955	1,949
Mortgage loans	208,830	177,917	172,027
Investment real estate	4,632	3,132	2,655
Policy loans	31,763	14,977	15,994
Other, principally short-term investments	37,281	12,113	20,761
	901,145	747,644	683,844
Investment expenses	17,104	17,495	15,876
	$884,041	$730,149	$667,968

Realized investment gains (losses) for all other investments for the years ended December 31 are summarized as follows:

	2001	2000	1999
Fixed maturities	$(7,311)	$(14,793)	$ 8,215
Equity securities	2,462	1,685	(3,371)
Mortgage loans and other investments	(3,891)	(2,948)	(3,622)
	$(8,740)	$(16,056)	$ 1,222

In 2001, gross gains on the sale of investments available for sale (fixed maturities, equity securities, and short-term investments) were $64.3 million, and gross losses were $72.9 million. In 2000, gross gains were $8.7 million, and gross losses were $28.4 million. In 1999, gross gains were $44.1 million, and gross losses were $32.4 million.

Realized investment gains (losses) for derivative financial instruments for the years ended December 31 are summarized as follows:

	2001	2000	1999
Derivative financial instruments	$(11,431)	$9,013	$(2,279)

The amortized cost and estimated market value of the Company's investments classified as available for sale at December 31 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
2001				
Fixed maturities:				
Bonds:				
Mortgage-backed securities	$ 3,709,118	$ 84,965	$ 33,759	$ 3,760,324
United States Government and authorities	98,967	4,088	0	103,055
States, municipalities, and political subdivisions	94,022	4,009	0	98,031
Public utilities	807,773	19,763	4,860	822,676
Convertibles and bonds with warrants	96,951	7,423	6,184	98,190
All other corporate bonds	4,936,614	117,092	99,500	4,954,206
Redeemable preferred stocks	1,612	0	3	1,609
	9,745,057	237,340	144,306	9,838,091
Equity securities	78,332	3,565	5,123	76,774
Short-term investments	237,155	0	0	237,155
	$10,060,544	$240,905	$149,429	$10,152,020
2000				
Fixed maturities:				
Bonds:				
Mortgage-backed securities	$ 2,915,836	$ 49,373	$ 33,197	$ 2,932,012
United States Government and authorities	95,567	2,662	0	98,229
States, municipalities, and political subdivisions	88,223	3,407	0	91,630
Public utilities	631,703	7,804	5,596	633,911
Convertibles and bonds with warrants	69,014	11,277	12,145	68,146
All other corporate bonds	3,687,250	49,533	146,704	3,590,079
Redeemable preferred stocks	1,768	0	6	1,762
	7,489,361	124,056	197,648	7,415,769
Equity securities	61,358	2,761	5,419	58,700
Short-term investments	189,161	0	0	189,161
	$ 7,739,880	$126,817	$203,067	$ 7,663,630

The amortized cost and estimated market value of fixed maturities at December 31, 2001, by expected maturity, are shown as follows. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.

	Amortized Cost	Estimated Market Value
Due in one year or less	$ 896,159	$ 899,666
Due after one year through five years	3,253,264	3,318,537
Due after five years through ten years	2,199,562	2,228,012
Due after ten years	3,396,072	3,391,876
	$9,745,057	$9,838,091

At December 31, 2001 and 2000, the Company had bonds which were rated less than investment grade of $447.3 million and $252.5 million, respectively, having an amortized cost of $524.1 million and $332.0 million, respectively. At December 31, 2001, approximately $63.3 million of the bonds rated less than investment grade were securities issued in Company-sponsored commercial mortgage loan securitizations. Approximately $1,788.2 million of bonds are not publicly traded.

The change in unrealized gains (losses), net of income tax, on fixed maturity and equity securities for the years ended December 31 is summarized as follows:

	2001	2000	1999
Fixed maturities	$108,307	$109,626	$(227,568)
Equity securities	715	(820)	973

At December 31, 2001, all of the Company's mortgage loans were commercial loans of which 75% were retail, 10% were apartments, 7% were office buildings, 7% were warehouses, and 1% were other. The Company specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties, most of which are strip shopping centers in smaller towns and cities. No single tenant's leased space represents more than 3.5% of mortgage loans. Approximately 76% of the mortgage loans are on properties located in the following states listed in decreasing order of significance: Texas, Tennessee, Georgia, Alabama, North Carolina, South Carolina, Florida, Virginia, California, Mississippi, Washington, Kentucky, and Ohio.

Many of the mortgage loans have call provisions between 3 and 10 years. Assuming the loans are called at their next call dates, approximately $153.4 million would become due in 2002, $560.4 million in 2002 to 2006, $392.5 million in 2007 to 2011, and $46.7 million thereafter.

At December 31, 2001, the average mortgage loan was $2.1 million, and the weighted average interest rate was 7.5%. The largest single mortgage loan was $18.8 million.

For several years the Company has offered a type of commercial mortgage loan under which the Company will permit a slightly higher loan-to-value ratio in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2001 and 2000, approximately $548.4 million and $572.2 million respectively, of the Company's mortgage loans have this participation feature.

At December 31, 2001 and 2000, the Company's problem mortgage loans (over ninety days past due) and foreclosed properties totaled $29.6 million and $20.6 million, respectively. Since the Company's mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. Based on the Company's evaluation of its mortgage loan portfolio, the Company does not expect any material losses on its mortgage loans.

At December 31, 2001 and 2000, the Company had investments related to retained beneficial interests of mortgage loan securitizations of $286.4 million and $309.0 million, respectively.

Certain investments with a carrying value of $62.5 million, were non-income producing for the twelve months ended December 31, 2001.

Policy loan interest rates generally range from 4.0% to 8.0%.

On December 31, 2001, Protective Life Insurance Company had $117.0 million of securities sold under repurchase agreements with an interest rate of 2.0%. The agreement to repurchase liability is recorded as securities sold under repurchase agreements.

INCOME TAXES

The Company's effective income tax rate related to continuing operations varied from the maximum federal income tax rate as follows:

	2001	2000	1999
Statutory federal income tax rate applied to pretax income	35.0%	35.0%	35.0%
Amortization of nondeductible goodwill	0.1	0.1	
State income taxes	0.7	0.6	0.4
Dividends received deduction and tax-exempt interest	(1.8)	(0.4)	
Low-income housing credit	(0.5)	(0.3)	(0.3)
Other	(0.8)	0.1	0.3
	32.7%	35.1%	35.4%

The provision for federal income tax differs from amounts currently payable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for income tax purposes.

Details of the deferred income tax provision for the years ended December 31 are as follows:

	2001	2000	1999
Deferred policy acquisition costs	$ 81,947	$30,250	$ 45,671
Benefit and other policy liability changes	(75,422)	34,986	(22,660)
Temporary differences of investment income	6,285	(2,590)	6,655
Other items	(8,939)	(272)	(1,696)
	$ 3,871	$62,374	$ 27,970

The components of the Company's net deferred income tax liability as of December 31 were as follows:

	2001	2000
Deferred income tax assets:		
Policy and policyholder liability reserves	$276,071	$195,767
Other	15,381	6,442
	291,452	202,209
Deferred income tax liabilities:		
Deferred policy acquisition costs	379,072	302,629
Unrealized gains (losses) on investments	39,610	(21,354)
	418,682	281,275
Net deferred income tax liability	$127,230	$ 79,066

Under pre-1984 life insurance company income tax laws, a portion of the Company's gain from operations which was not subject to current income taxation was accumulated for income tax purposes in a memorandum account designated as Policyholders' Surplus. The aggregate accumulation in this account at December 31, 2001, was approximately $70.5 million. Should the accumulation in the Policyholders' Surplus account of the life insurance subsidiaries exceed certain stated maximums, or should distributions including cash dividends be made to Protective Life Corporation in excess of approximately $971.8 million, such excess would be subject to federal income taxes at rates then effective. Deferred income taxes have not been provided on amounts designated as Policyholders' Surplus. Under current income tax laws, the Company does not anticipate paying income tax on amounts in the Policyholders' Surplus accounts.

4 DEBT AND GUARANTEED PREFERRED BENEFICIAL INTERESTS

Long-term debt at December 31 is summarized as follows:

	2001	2000
Long-term debt (year of issue):		
7.95% Senior Notes (1994), due 2004	$ 75,000	$ 75,000
7.45% Medium-Term Notes (1996), due 2011	9,852	9,938
7.45% Medium-Term Notes (1996), due 2011, callable 2001		9,867
7.10% Medium-Term Notes (1996), due 2011, callable 2001		12,238
7.00% Medium-Term Notes (1996), due 2011, callable 2001		12,182
8.00% Senior Notes (2000), due 2010, callable 2003	49,873	49,905
8.10% Senior Notes (2000), due 2015, callable 2003	39,853	39,890
8.25% Senior Notes (2000), due 2030, callable 2005	34,719	34,790
7.50% Senior Notes (2000), due 2016, callable 2004	59,944	60,000
Floating Rate Senior Notes (2001), due 2003	100,000	
Mortgage notes on investment real estate	6,970	2,315
	$376,211	$306,125

Under revolving line of credit arrangements with several banks, the Company can borrow up to $200 million on an unsecured basis. No compensating balances are required to maintain the line of credit. At December 31, 2001 and 2000, the Company had no borrowings outstanding under these credit arrangements.

The aforementioned revolving line of credit arrangements contain, among other provisions, requirements for maintaining certain financial ratios and restrictions on indebtedness incurred by the Company and its subsidiaries. Additionally, the Company, on a consolidated basis, cannot incur debt in excess of 40% of its total capital.

Except for the 7.95% Senior Notes, limited amounts of the Senior and Medium-Term Notes may be redeemed upon the death of the beneficial owner of the notes.

At December 31, 2001, future maturities of long-term debt are $100.0 million in 2003, $75.0 million in 2004 and $194.2 million in years after 2005.

In 1994, a special purpose finance subsidiary of the Company, PLC Capital L.L.C. (PLC Capital), issued $55 million of 9% Cumulative Monthly Income Preferred Securities, Series A (MIPS℠). In 1999, the Company caused PLC Capital to redeem the MIPS. In a related transaction the Company redeemed its subordinated debentures which were held by PLC Capital. The redemption of the subordinated debentures resulted in an extraordinary loss of $1.8 million ($0.03 per share on both a diluted and basic basis). The extraordinary loss was comprised primarily of unamortized deferred debt issue costs and losses related to the termination of related interest rate swap agreements, net of an income tax benefit of $0.9 million.

In 1997, another special purpose finance subsidiary, PLC Capital Trust I, issued $75 million of 8.25% Trust Originated Preferred Securities (TOPrS[SM]). The 8.25% TOPrS are guaranteed on a subordinated basis by the Company. This guarantee, considered together with the other obligations of the Company with respect to the 8.25% TOPrS, constitutes a full and unconditional guarantee by the Company of PLC Capital Trust I's obligations with respect to the 8.25% TOPrS.

PLC Capital Trust I was formed solely to issue securities and use the proceeds thereof to purchase subordinated debentures of the Company. The sole assets of PLC Capital Trust I are $77.3 million of Protective Life Corporation 8.25% Subordinated Debentures due 2027, Series B. The Company has the right under the subordinated debentures to extend interest payment periods up to five consecutive years, and, as a consequence, dividends on the 8.25% TOPrS may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by PLC Capital Trust I during any such extended interest payment period. The 8.25% TOPrS are redeemable by PLC Capital Trust I at any time on or after April 29, 2002.

Also in 1997, another special purpose finance subsidiary, PLC Capital Trust II, issued $115 million of FELINE PRIDES[SM] which are comprised of stock purchase contracts and a beneficial ownership of 6.5% TOPrS. The sole assets of PLC Capital Trust II were $118.6 million of Protective Life Corporation 6.5% Subordinated Debentures due 2003, Series C. In February 2001, the Company issued 3,918,843 shares of its Common Stock under the stock purchase contracts. In the transaction, substantially all of the 6.5% TOPrS and the underlying subordinated debt were redeemed. The dividend rate on the TOPrS that remained outstanding after February 2001 was reset to 6.77% under a formula specified in the agreement. The remaining outstanding TOPrS and underlying subordinated debt were redeemed in April 2001.

In August 2001, a third special purpose finance subsidiary of the Company, PLC Capital Trust III, issued $100 million of 7.5% TOPrS. The 7.5% TOPrS are guaranteed on a subordinated basis by the Company. This guarantee, considered together with the other obligations of the Company with respect to the 7.5% TOPrS, constitutes a full and unconditional guarantee by the Company of PLC Capital Trust III's obligations with respect to the 7.5% TOPrS.

PLC Capital Trust III was formed solely to issue securities and use the proceeds thereof to purchase subordinated debentures of the Company. The sole assets of PLC Capital Trust III are $103.1 million of Protective Life Corporation 7.5% Subordinated Debentures due 2031, Series D. The Company has the right under the subordinated debentures to extend interest payment periods up to five consecutive years, and, as a consequence, dividends on the 7.5% TOPrS may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by PLC Capital Trust III during any such extended interest payment period. The 7.5% TOPrS are redeemable by PLC Capital Trust III at any time on or after August 22, 2006.

The MIPS, TOPrS, and FELINE PRIDES (collectively, "preferred securities") are reported in the accompanying balance sheets as "guaranteed preferred beneficial interests".

The Company uses interest rate swap agreements to convert a portion of its debt and preferred securities from a fixed interest or dividend rate to a floating rate. Interest expense on all debt, including dividends on preferred securities and the effect of interest rate swap agreements, totaled $32.9 million, $34.2 million, and $32.1 million in 2001, 2000, and 1999, respectively.

RECENT ACQUISITIONS

In September 1999, the Company recaptured a block of credit life and disability policies which it had previously ceded.

In January 2000, the Company acquired the Lyndon Insurance Group (Lyndon). The assets acquired included $47.3 million of present value of future profits and $41.4 million of goodwill.

In January 2001, the Company coinsured a block of individual life policies from Standard Insurance Company.

In October 2001, the Company completed the acquisition of the stock of Inter-State Assurance Company (Inter-State) and First Variable Life Insurance Company (First Variable) from ILona Financial Group, Inc., a subsidiary of Irish Life & Permanent plc of Dublin, Ireland. The purchase price was approximately $250 million. The assets acquired included $132.7 million of present value of future profits.

These transactions have been accounted for as purchases, and the results of the transactions have been included in the accompanying financial statements since their respective effective dates.

Summarized below are the consolidated results of operations for 2001 and 2000, on an unaudited pro forma basis, as if the Inter-State and First Variable acquisitions had occurred as of January 1, 2000. The pro forma information is based on the Company's consolidated results of operations for 2001 and 2000, and on data provided by the acquired companies, after giving effect to certain pro forma adjustments. The pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transaction occurred on the basis assumed above nor are they indicative of results of the future operations of the combined enterprises.

(unaudited)	2001	2000
Total revenues	$1,683,536	$1,457,155
Net income	111,718	165,176
Net income per share-basic	1.61	2.51
Net income per share-diluted	1.60	2.49

6 COMMITMENTS AND CONTINGENT LIABILITIES

The Company is contingently liable to obtain a $20 million letter of credit under indemnity agreements with its directors. Such agreements provide insurance protection in excess of the directors' and officers' liability insurance in force at the time up to $20 million. Should certain events occur constituting a change in control of the Company, the Company must obtain the letter of credit upon which directors may draw for defense or settlement of any claim relating to performance of their duties as directors. The Company has similar agreements with certain of its officers providing up to $10 million in indemnification which are not secured by the obligation to obtain a letter of credit.

The Company leases administrative and marketing office space in approximately 30 cities including Birmingham, with most leases being for periods of three to ten years. The aggregate annualized rent is approximately $8.7 million.

The Company has financed the construction of a third building contiguous to its existing home office complex under an operating lease arrangement. Approximately $38 million of construction costs had been incurred at December 31, 2001. The Company has an option to purchase the building from the lessor at the end of the lease term.

Under insurance guaranty fund laws, in most states, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

A number of civil jury verdicts have been returned against insurers and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives relationships with agents or persons with whom the insurer does business, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very little appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. The Company, like other financial service companies, in the ordinary course of business, is involved in such litigation or, alternatively, in arbitration. Although the outcome of any such litigation or arbitration cannot be predicted, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

7 SHARE-OWNERS' EQUITY AND RESTRICTIONS AND STOCK-BASED COMPENSATION

Activity in the Company's issued and outstanding common stock is summarized as follows:

	Issued Shares	Treasury Shares	Outstanding Shares
Balance, December 31, 1998	69,333,117	4,898,100	64,435,017
Reissuance of treasury stock		(67,075)	67,075
Balance, December 31, 1999	69,333,117	4,831,025	64,502,092
Reissuance of treasury stock		(55,475)	55,475
Balance, December 31, 2000	69,333,117	4,775,550	64,557,567
Reissuance of treasury stock		(78,762)	78,762
Redemption of FELINE PRIDES	3,918,843		3,918,843
Balance, December 31, 2001	73,251,960	4,696,788	68,555,172

The Company has a Rights Agreement that provides rights to owners of the Company's Common Stock to purchase Series A Junior Participating Cumulative Preferred Stock, or in certain circumstances, either Common Stock or common stock of an acquiring company at one half the market price of such Common Stock or common stock, as the case may be. The rights will become exercisable if certain events occur with respect to the Company, including the acquisition by a person or group of 15% or more of the Company's Common Stock. The Company can redeem the rights at $.01 per right in certain circumstances, including redemption until ten business days following a public announcement that 15% or more of the Company's Common Stock has been acquired by a person or group.

Share owners have authorized 4,000,000 shares of Preferred Stock, $1.00 par value. Other terms, including preferences, voting, and conversion rights, may be established by the Board of Directors. In connection with the Rights Agreement, 400,000 of these shares have been designated as Series A Junior Participating Cumulative Preferred Stock, $1.00 par value, and were unissued at December 31, 2001. The remaining 3,600,000 shares of Preferred Stock, $1.00 par value, were also unissued at December 31, 2001.

The Company sponsors a deferred compensation plan for certain of its agents. A trust was established to aid the Company in meeting its obligations under the plan. Company Common Stock owned by the trust is accounted for as treasury stock.

The Company has an Employee Stock Ownership Plan (ESOP). The stock is used to match employee contributions to the Company's 401(k) and Stock Ownership Plan (401(k) Plan) and to provide other employee benefits. The stock held by the ESOP that has not yet been used is the unallocated stock shown as a reduction to share-owners' equity. The ESOP shares are dividend-paying and are considered outstanding for earnings per share calculations. Dividends on the shares are used to pay the ESOP's note to Protective Life. If certain events associated with a change in control of the Company occur, any unallocated shares held by the ESOP will become allocable to employee 401(k) accounts.

The Company may, from time to time, reissue treasury shares or buy in the open market additional shares of Common Stock to complete its 401(k) obligations. Accordingly, in 2000, the Company reissued from treasury 14,126 shares of Common Stock to the 401(k) Plan and reissued from treasury another 30,721 shares during 2001.

Since 1973, the Company has had stock-based incentive plans to motivate management to focus on the Company's long-range performance through the awarding of stock-based compensation. Under plans approved by share owners in 1997 and 1998, up to 5,000,000 shares may be issued in payment of awards.

The criteria for payment of performance awards is primarily based upon a comparison of the Company's average return on average equity and total rate of return over a four year award period (earlier upon the death, disability, or retirement of the executive, or in certain circumstances, of a change in control of the Company) to that of a comparison group of publicly held life and multiline insurance companies. If the Company's results are below the median of the comparison group, no portion of the award is earned. If the Company's results are at or above the 90th percentile, the award maximum is earned.

In 1999, 99,380 performance shares were awarded, having an estimated fair value on the grant date of $3.4 million. In 2000, 3,330 performance shares and 513,618 stock appreciation rights (SARs) were awarded, having a combined estimated fair value on the grant date of $3.7 million. In 2001, 153,490 performance shares and 40,000 SARs were awarded having a combined estimated fair value on the grant date of $4.9 million. The SARs, if earned, expire after ten years.

A performance share is equivalent in value to one share of Company Common Stock. With respect to SARs, the Company will pay an amount equal to the difference between the specified base price of the Company's Common Stock and the market value at the exercise date. Awards are paid in shares of Company Common Stock. At December 31, 2001, outstanding awards measured at maximum payouts were 423,362 performance shares and 553,236 SARs.

During 1996, 2000, and 2001, SARs were granted to certain officers of the Company to provide long-term incentive compensation based solely on the performance of the Company's Common Stock. The SARs are exercisable after five years (earlier upon the death, disability, or retirement of the officer, or in certain circumstances, of a change in control of the Company) and expire after ten years or upon termination of employment. In 2000, 217,500 SARs were awarded, having an estimated fair value on the grant date of $1.5 million. In 2001, 62,500 SARs were awarded, having an estimated fair value on the grant date of $0.6 million. The number of SARs granted in 1996, 2000 and 2001, outstanding at December 31, 2001, was 660,000, 215,000, and 62,500, respectively.

The 1996 SARs have a base price of $17.4375. The 2000 SARs have a base price of $22.31. The 2001 SARs have a base price of $31.26 and $31.29. The fair value of the 2001 SARs was estimated using a Black-Scholes option pricing model. Assumptions used in the model were as follows: expected volatility of 26.4% (approximately equal to that of the S&P Life Insurance Index), a risk-free interest rate of 4.7%, a dividend rate of 1.9%, and an expected exercise date of 2007.

The expense recorded by the Company for its stock-based compensation plans was $5.6 million, $4.1 million, and $4.0 million in 2001, 2000, and 1999, respectively. The Company's obligations of its stock-based compensation plans that are expected to be settled in shares of the Company's Common Stock are reported as a component of share-owners' equity.

The Company has established deferred compensation plans for directors, officers, and others. Compensation deferred is credited to the participants in cash, Common Stock equivalents, or a combination thereof. The Company may, from time to time, reissue treasury shares or buy in the open market shares of Common Stock to fulfill its obligation under the plans. At December 31, 2001, the plans had 1,406,692 shares of Common Stock equivalents credited to participants.

At December 31, 2001, approximately $282.1 million of consolidated share-owners' equity, excluding net unrealized gains on investments, represented net assets of the Company's insurance subsidiaries that cannot be transferred to Protective Life Corporation. In addition, the Company's insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries' ability to pay dividends to Protective Life Corporation. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to the Company by its insurance subsidiaries in 2002 is estimated to be $99.0 million.

8 RELATED PARTY MATTERS

Certain corporations with which the Company's directors were affiliated paid the Company premiums and policy fees or other amounts for various types of insurance and investment products. Such premiums, policy fees, and other amounts totaled $19.6 million, $50.9 million, and $70.3 million in 2001, 2000, and 1999, respectively. The Company paid commissions, interest on debt and investment products, and fees to these same corporations totaling $5.9 million, $28.2 million, and $16.7 million in 2001, 2000, and 1999, respectively. In addition, the Company has a swap contract with a related party having a notional amount of $443.2 million, which to the Company was in a $24.8 million gain position at December 31, 2001.

9 RECONCILIATION WITH STATUTORY REPORTING PRACTICES AND OTHER REGULATORY MATTERS

Financial statements prepared in conformity with accounting principles generally accepted in the United States of America differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are as follows: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred; (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions; (c) deferred income taxes are provided for temporary differences between financial and taxable earnings; (d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to share-owners' equity; (e) furniture and equipment, agents' debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted assets); (f) certain items of interest income, such as mortgage and bond discounts, are amortized differently; and (g) bonds are recorded at their market values instead of amortized cost. The National Association of Insurance Commissioners (NAIC) has adopted the Codification of Statutory Accounting Principles (Codification). Codification changed statutory accounting rules in several areas and was effective January 1, 2001. The adoption of Codification did not have a material effect on the Company's insurance subsidiaries' statutory capital.

The reconciliations of net income and share-owners' equity prepared in conformity with statutory reporting practices to that reported in the accompanying consolidated financial statements are as follows:

	Net Income			Share-Owners' Equity		
	2001	2000	1999	2001	2000	1999
In conformity with statutory reporting practices[1]	$ 163,181	$ 69,927	$ 83,656	$ 775,138	$ 628,274	$ 598,655
Additions (deductions) by adjustment:						
Deferred policy acquisition costs, net of amortization	163,243	157,617	120,644	1,532,683	1,189,380	1,011,524
Deferred income tax	(3,871)	(62,374)	(27,970)	(127,230)	(79,066)	37,828
Asset Valuation Reserve				108,062	103,853	41,104
Interest Maintenance Reserve	(10,444)	(3,540)	(226)	16,959	9,715	19,328
Nonadmitted items				184,310	97,447	51,350
Noninsurance affiliates	(23,356)	28,100	2,584	819,950	790,975	904,762
Dividends paid on Guaranteed Preferred Beneficial Interests	(5,766)	(9,461)	(10,606)			
Discontinued operations	(193,688)					
Consolidation elimination				(2,207,562)	(1,859,279)	(1,411,392)
Other valuation and timing differences	13,644	(26,793)	(16,755)	297,834	232,759	(387,936)
In conformity with generally accepted accounting principles	$ 102,943	$153,476	$ 151,327	$ 1,400,144	$ 1,114,058	$ 865,223

[1] *Consolidated*

As of December 31, 2001, the Company's insurance subsidiaries had on deposit with regulatory authorities, fixed maturity and short-term investments with a market value of approximately $81.9 million.

10 OPERATING SEGMENTS

The Company operates business segments each having a strategic focus which can be grouped into three general categories: life insurance, retirement savings and investment products, and specialty insurance products. An operating segment is generally distinguished by products and/or channels of distribution. A brief description of each segment follows.

Life Insurance

- The Life Marketing segment markets level premium term and term-like insurance, universal life, and variable universal life products on a national basis primarily through networks of independent insurance agents and brokers, and in the "bank owned life insurance" market.
- The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies sold to individuals.

Retirement Savings and Investment Products

- The Stable Value Contracts segment markets guaranteed investment contracts to 401(k) and other qualified retirement savings plans. The segment also markets fixed and floating rate funding agreements to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds.
- The Annuities segment manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Life Marketing segment's sales force.

Specialty Insurance Products

- The Credit Products segment markets credit life and disability insurance products through banks, consumer finance companies, and automobile dealers, and markets vehicle and recreational marine extended service contracts.

Corporate and Other

The Company has an additional business segment herein referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the segments above (including net investment income on unallocated capital and interest on substantially all debt). This segment also includes earnings from several lines of business which the Company is not actively marketing (mostly cancer insurance and group annuities), various investment-related transactions, and the operations of several small subsidiaries.

The Company uses the same accounting policies and procedures to measure operating segment income and assets as it uses to measure its consolidated net income and assets. Operating segment income is generally income before income tax, adjusted to exclude any pretax minority interest in income of consolidated subsidiaries. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of deferred policy acquisition costs are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner which most appropriately reflects the operations of that segment. Unallocated realized investment gains (losses) are deemed not to be associated with any specific segment.

Assets are allocated based on policy liabilities and deferred policy acquisition costs directly attributable to each segment.

There are no significant intersegment transactions.

The following table sets forth total operating segment income and assets for the periods shown. Adjustments represent the inclusion of unallocated realized investment gains (losses), the recognition of income tax expense, income from discontinued operations, extraordinary loss, and cumulative effect of change in accounting principle. Asset adjustments represent the inclusion of assets related to discontinued operations.

In December 2001, the Company sold substantially all of its Dental Division and discontinued other Dental related operations. Additionally, other adjustments were made to combine its life insurance marketing operations into a single segment, and to reclassify certain smaller businesses. Prior period segment results have been restated to reflect these changes.

	Life Insurance	
Operating Segment Income	Life Marketing	Acquisitions
2001		
Premiums and policy fees	$ 542,406	$ 243,915
Reinsurance ceded	(421,411)	(61,482)
Net of reinsurance ceded	120,995	182,433
Net investment income	179,346	187,535
Realized investment gains (losses)		
Other income	70,913	682
Total revenues	371,254	370,650
Benefits and settlement expenses	190,538	238,877
Amortization of deferred policy acquisition costs and goodwill	41,868	20,501
Other operating expenses	49,274	43,232
Total benefits and expenses	281,680	302,610
Income from continuing operations before income tax	89,574	68,040
Income tax expense		
Discontinued operations, net of income tax		
Change in Accounting Principle, net of income tax		
Net income		
2000		
Premiums and policy fees	$ 487,720	$ 134,099
Reinsurance ceded	(387,907)	(31,102)
Net of reinsurance ceded	99,813	102,997
Net investment income	152,511	116,940
Realized investment gains (losses)		
Other income	70,335	(4)
Total revenues	322,659	219,933
Benefits and settlement expenses	149,430	125,151
Amortization of deferred policy acquisition costs and goodwill	49,111	17,081
Other operating expenses	47,521	24,939
Total benefits and expenses	246,062	167,171
Income from continuing operations before income tax	76,597	52,762
Income tax expense		
Discontinued operations, net of income tax		
Net income		
1999		
Premiums and policy fees	$ 361,824	$ 148,620
Reinsurance ceded	(246,111)	(33,754)
Net of reinsurance ceded	115,713	114,866
Net investment income	138,198	129,806
Realized investment gains (losses)		
Other income	47,780	(9)
Total revenues	301,691	244,663
Benefits and settlement expenses	147,631	129,581
Amortization of deferred policy acquisition costs and goodwill	29,538	19,444
Other operating expenses	66,334	31,967
Total benefits and expenses	243,503	180,992
Income from continuing operations before income tax	58,188	63,671
Income tax expense		
Discontinued operations, net of income tax		
Extraordinary loss, net of income tax		
Net income		
Operating Segment Assets		
2001		
Investments and other assets	$ 3,433,099	$ 4,087,470
Deferred policy acquisition costs and goodwill	839,375	418,268
Total assets	$ 4,272,474	$ 4,505,738
2000		
Investments and other assets	$ 2,846,551	$ 1,602,352
Deferred policy acquisition costs and goodwill	710,468	222,620
Total assets	$ 3,557,019	$ 1,824,972

[1]Adjustments to net income represent the inclusion of unallocated realized investment gains (losses), and the recognition of income tax expense, income from discontinued operations, extraordinary loss, and cumulative effect of change in Accounting Principle. Asset adjustments represent the inclusion of assets related to discontinued operations.

Retirement Savings and Investment Products		Specialty Insurance Products			
Stable Value Contracts	Annuities	Credit Products	Corporate and Other	Adjustments[1]	Total Consolidated
	$ 28,145	$ 524,281	$ 51,073		$ 1,389,820
		(274,220)	(14,038)		(771,151)
	28,145	250,061	37,035		618,669
$ 261,079	167,905	48,940	39,236		884,041
7,218	1,139			$ (28,528)	(20,171)
	10,547	46,636	2,900		131,678
268,297	207,736	345,637	79,171		1,614,217
222,306	137,204	154,893	28,806		972,624
1,662	24,021	60,756	1,805		150,613
3,961	29,434	96,028	59,455		281,384
227,929	190,659	311,677	90,066		1,404,621
40,368	17,077	33,960	(10,895)		209,596
				68,538	68,538
				(30,522)	(30,522)
				(7,593)	(7,593)
					102,943
	$ 30,127	$ 479,352	$ 44,600		$ 1,175,898
		(258,931)	(8,168)		(686,108)
	30,127	220,421	36,432		489,790
$ 243,132	132,314	47,029	38,223		730,149
(6,556)	410			$ (897)	(7,043)
	11,486	41,325	28,691		151,833
236,576	174,337	308,775	103,346		1,364,729
207,143	109,607	135,494	33,953		760,778
900	24,156	52,893	2,152		146,293
3,881	25,403	88,197	56,042		245,983
211,924	159,166	276,584	92,147		1,153,054
24,652	15,171	32,191	11,199		211,675
				74,321	74,321
				16,122	16,122
					$ 153,476
	$ 24,248	$ 284,897	$ 41,438		$ 861,027
		(176,928)	(5,504)		(462,297)
	24,248	107,969	35,934		398,730
$ 210,208	106,645	24,506	58,605		667,968
(549)	1,446			$ (1,954)	(1,057)
	9,628	27,456	4,825		89,680
209,659	141,967	159,931	99,364		1,155,321
175,290	88,642	55,899	32,613		629,656
744	19,820	24,966	2,493		97,005
4,709	21,014	57,134	44,113		225,271
180,743	129,476	137,999	79,219		951,932
28,916	12,491	21,932	20,145		203,389
				71,941	71,941
				21,642	21,642
				1,763	1,763
					$ 151,327
$ 3,872,636	$ 4,507,289	$ 1,060,967	$1,063,373	$ 113,145	$ 18,137,979
6,375	128,488	179,606	8,733		1,580,845
$ 3,879,011	$ 4,635,777	$ 1,240,573	$1,072,106	$ 113,145	$ 19,718,824
$ 3,340,099	$ 3,842,656	$ 1,232,950	$ 623,796	$ 217,527	$ 13,705,931
2,144	126,636	152,964	10,100	214,770	1,439,702
$ 3,342,243	$ 3,969,292	$ 1,385,914	$ 633,896	$ 432,297	$ 15,145,633

EMPLOYEE BENEFIT PLANS

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's highest thirty-six consecutive months of compensation. The Company's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of ERISA plus such additional amounts as the Company may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The actuarial present value of benefit obligations and the funded status of the plan at December 31 are as follows:

	2001	2000
Projected benefit obligation, beginning of the year	$ 45,538	$36,530
Service cost – benefits earned during the year	3,739	3,338
Interest cost – on projected benefit obligation	3,531	3,195
Actuarial gain (loss)	(357)	1,968
Plan amendment	1,162	833
Divestiture	(2,165)	
Benefits paid	(579)	(326)
Projected benefit obligation, end of the year	50,869	45,538
Fair value of plan assets beginning of the year	40,822	34,420
Actual return on plan assets	(1,440)	(148)
Employer contribution	5,221	6,876
Benefits paid	(579)	(326)
Fair value of plan assets end of the year	44,024	40,822
Plan assets less than the projected benefit obligation	(6,845)	(4,716)
Unrecognized net actuarial loss from past experience different from that assumed	10,213	7,766
Unrecognized prior service cost	2,026	1,226
Net pension asset (liability) recognized in balance sheet	$ 5,394	$ 4,276

Net pension cost of the defined benefit pension plan includes the following components for the years ended December 31:

	2001	2000	1999
Service cost	$ 3,739	$ 3,338	$ 3,270
Interest cost	3,531	3,195	2,779
Expected return on plan assets	(3,669)	(3,049)	(2,348)
Amortization of prior service cost	176	176	115
Amortization of transition asset		(17)	(17)
Amortization of losses	141		
Recognized net actuarial loss			494
Cost of divestiture	186		
Net pension cost	$ 4,104	$ 3,643	$ 4,293

Assumptions used to determine the benefit obligations as of December 31 were as follows:

	2001	2000	1999
Weighted average discount rate	7.25%	7.50%	8.00%
Rates of increase in compensation level	5.00	5.25	5.75
Expected long-term rate of return on assets	8.50	8.50	8.50

At December 31, 2001, approximately $7.2 million of the assets of the pension plan were in a group annuity contract with Protective Life and therefore are included in the general assets of Protective Life. Approximately $36.8 million of the assets of the pension plan are invested in a collective trust managed by Northern Trust Corporation.

Prior to July 1999, upon retirement, the amount of pension plan assets vested in the retiree were used to purchase a single premium annuity from Protective Life in the retiree's name. Therefore, amounts presented above as plan assets exclude assets relating to such retirees. Beginning July 1999, retiree obligations are being fulfilled from pension plan assets.

The Company also sponsors an unfunded excess benefits plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed on qualified plans by federal tax law. At December 31, 2001 and 2000, the projected benefit obligation of this plan totaled $15.9 million and $14.4 million, respectively, of which $13.8 million and $10.5 million, respectively, have been recognized in the Company's financial statements. Net pension costs of the excess benefits plan includes the following components for the years ended December 31:

	2001	2000	1999
Service cost	$ 686	$ 736	$ 695
Interest cost	1,121	1,067	887
Amortization of prior service cost	19	19	113
Amortization of transition asset	37	37	37
Recognized net actuarial loss	233	194	265
Cost of divestiture and special termination benefits	1,807		
Net pension cost	$3,903	$2,053	$1,997

In addition to pension benefits, the Company provides limited healthcare benefits to eligible retired employees until age 65. The postretirement benefit is provided by an unfunded plan. At December 31, 2001 and 2000, the liability for such benefits was approximately $1.2 million. The expense recorded by the Company was approximately $0.1 million in 2001, 2000, and 1999. The Company's obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

Life insurance benefits for retirees are provided through the purchase of life insurance policies upon retirement from $10,000 up to a maximum of $75,000. This plan is partially funded at a maximum of $50,000 face amount of insurance.

The Company sponsors a defined contribution retirement plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code. The Company has established an Employee Stock Ownership Plan (ESOP) to match voluntary employee contributions to the Company's 401(k) Plan. In 1994, a stock bonus was added to the 401(k) Plan for employees who are not otherwise under a bonus or sales incentive plan. Expense related to the ESOP consists of the cost of the shares allocated to participating employees plus the interest expense on the ESOP's note payable to the Company less dividends on shares held by the ESOP. All shares held by the ESOP are treated as outstanding for purposes of computing earnings per share. At December 31, 2001, the Company had committed approximately 166,861 shares to be released to fund employee benefits. The expense recorded by the Company for these employee benefits was less than $0.1 million in 2001, 2000, and 1999.

12 Reinsurance

The Company reinsures certain of its risks with, and assumes risks from, other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Under yearly renewable term agreements, the Company generally pays specific premiums to the reinsurer and receives specific amounts from the reinsurer as reimbursement for certain expenses. Coinsurance agreements are accounted for by passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate part of the premiums less commissions and is liable for a corresponding part of all benefit payments. Modified coinsurance is accounted for similarly to coinsurance except that the liability for future policy benefits is held by the original company, and settlements are made on a net basis between the companies. A substantial portion of the Company's new life insurance and credit insurance sales is being reinsured. The Company reviews the financial condition of its reinsurers and monitors the amount of reinsurance it has with its reinsurers.

The Company has reinsured approximately $169.5 billion, $126.0 billion, and $93.5 billion in face amount of life insurance risks with other insurers representing $565.1 million, $496.4 million, and $364.7 million of premium income for 2001, 2000, and 1999, respectively. The Company has also reinsured accident and health risks representing $122.7 million, $125.8 million, and $97.1 million of premium income for 2001, 2000, and 1999, respectively. In 2001 and 2000, policy and claim reserves relating to insurance ceded of $2,059.0 million and $988.4 million, respectively, are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with the Company. At December 31, 2001 and 2000, the Company had paid $46.4 million and $33.5 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, at December 31, 2001, the Company had receivables of $69.3 million related to insurance assumed. Included in these receivables are $51.2 million related to the sale of the Company's Dental Division, and $783.9 million related to fixed annuities that were ceded in conjunction with the October 2001 acquisition of two small insurers.

13 ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the Company's financial instruments at December 31 are as follows:

	2001		2000	
	Carrying Amounts	Estimated Fair Values	Carrying Amounts	Estimated Fair Value
Assets (see Notes 1 and 2):				
Investments:				
Fixed maturities	$9,838,091	$9,838,091	$7,415,769	$7,415,769
Equity securities	76,774	76,774	58,700	58,700
Mortgage loans on real estate	2,512,844	2,671,074	2,268,224	2,385,174
Short-term investments	237,155	237,155	189,161	189,161
Cash	126,558	126,558	55,494	55,494
Liabilities (see Notes 1 and 4):				
Stable value contract account balances	3,716,530	3,821,955	3,177,863	3,250,991
Annuity account balances	3,248,217	2,368,148	1,916,894	1,893,749
Debt:				
Senior and Medium-Term Notes	369,241	378,418	303,810	305,987
8.25% Trust Originated Preferred Securities	75,000	74,400	75,000	73,890
7.5% Trust Originated Preferred Securities	100,000	96,960		
6.5% FELINE PRIDES			115,000	118,450
Other (see Note 1):				
Derivative Financial Instruments	(21,865)	(21,865)	(7,334)	(12,296)

Except as noted below, fair values were estimated using quoted market prices.

The Company estimates the fair value of its mortgage loans using discounted cash flows from the next call date.

The Company believes the fair value of its short-term investments and notes payable to banks approximates book value due to being either short-term or having a variable rate of interest.

The Company estimates the fair value of its guaranteed investment contracts and annuities using discounted cash flows and surrender values, respectively.

The Company believes it is not practicable to determine the fair value of its policy loans since there is no stated maturity, and policy loans are often repaid by reductions to policy benefits.

The Company estimates the fair value of its derivative financial instruments using market quotes or derivative pricing models. The fair values represent the net amount of cash the Company would have received (or paid) had the contracts been terminated on December 31.

14 CONSOLIDATED QUARTERLY RESULTS – UNAUDITED

Protective Life Corporation's unaudited consolidated quarterly operating data for the years ended December 31, 2001 and 2000, are presented below. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data which follow. It is also management's opinion, however, that quarterly operating data for insurance enterprises are not indicative of results to be achieved in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in share-owners' equity, and cash flows for a period of several quarters.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Premiums and policy fees	$ 311,545	$ 324,597	$ 332,739	$ 420,939
Reinsurance ceded	(143,716)	(176,689)	(184,629)	(266,117)
Net of reinsurance ceded	167,829	147,908	148,110	154,822
Net investment income	206,505	212,970	222,759	241,807
Realized investment gains (losses)	9,091	(7,520)	(752)	(20,990)
Other income	28,412	29,020	37,205	37,041
Total revenues	411,837	382,378	407,322	412,680
Benefits and expenses	348,240	333,625	349,827	372,929
Income from continuing operations before income tax	63,597	48,753	57,495	39,751
Income tax expense	21,921	15,751	18,419	12,447
Net income from continuing operations	41,676	33,002	39,076	27,304
Discontinued Operations	3,964	(5,855)	3,548	(32,179)
Change in Accounting Principle	(7,593)			
Net income	$ 38,047	$ 27,147	$ 42,624	$ (4,875)
Net income from continuing operations per share – basic	$ .61	$ .47	$ .56	$ .38
Net income per share – basic	$ .56	$ .39	$ .61	$ (.08)
Average shares outstanding – basic	67,824,547	69,978,779	69,954,622	69,855,582
Operating income[1] per share – diluted	$ .52	$ .54	$ .56	$ .59
Net income from continuing operations per share – diluted	$ .61	$ .46	$ .56	$ .38
Net income per share – diluted	$ .56	$ .38	$ .61	$ (.08)
Average shares outstanding – diluted	68,315,388	70,507,398	70,459,522	70,488,901
2000				
Premiums and policy fees	$ 269,669	$ 305,647	$ 289,711	$ 310,871
Reinsurance ceded	(144,572)	(175,646)	(163,360)	(202,530)
Net of reinsurance ceded	125,097	130,001	126,351	108,341
Net investment income	171,432	182,753	185,795	190,169
Realized investment gains (losses)	2,696	(3,106)	(4,646)	(1,987)
Other income	55,863	34,877	31,028	30,065
Total revenues	355,088	344,525	338,528	326,588
Benefits and expenses	289,304	292,136	293,967	277,647
Income from continuing operations before income tax	65,784	52,389	44,561	48,941
Income tax expense	23,289	18,307	15,618	17,107
Net income from continuing operations	42,495	34,082	28,943	31,834
Discontinued Operations	540	5,220	5,036	5,326
Net income	$ 43,035	$ 39,302	$ 33,979	$ 37,160
Net income from continuing operations per share – basic	$ .64	$ .52	$ .45	$ .48
Net income per share – basic	$ .65	$ .60	$ .52	$ .56
Average shares outstanding – basic	65,717,818	65,761,522	65,912,449	65,935,592
Operating income[1] per share – diluted	$ .63	$ .54	$ .48	$ .50
Net income from continuing operations per share – diluted	$ .64	$ .51	$ .45	$ .48
Net income per share – diluted	$ .65	$ .59	$ .52	$ .56
Average shares outstanding – diluted	66,148,004	66,277,100	66,350,622	66,347,295

[1] *Net income from continuing operations excluding realized investment gains and losses and related amortization, extraordinary loss, and change in Accounting Principle.*

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Share Owners of Protective Life Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, share-owners' equity and of cash flows present fairly, in all material respects, the financial position of Protective Life Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 of the Notes to the Consolidated Financial Statements, effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities".

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Birmingham, Alabama
March 1, 2002

AUDIT COMMITTEE CHAIRMAN'S LETTER

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for establishing and maintaining systems of internal controls and for the preparation of the financial statements and other financial information included in the Company's Annual Report. In fulfilling its oversight responsibilities, the Committee reviewed the consolidated financial statements with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent accountants, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards. In addition, the Committee has discussed with the independent accountants the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board.

The Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board has approved) that the audited consolidated financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2001 for filing with the Securities and Exchange Commission. The Committee recommended the selection of PricewaterhouseCoopers LLP as the Company's independent accountants for the fiscal year ending December 31, 2002, and the Board so appointed PricewaterhouseCoopers.

James S. M. French
Chairman, Audit Committee

BOARD OF DIRECTORS, EXECUTIVE OFFICERS,
AND PRINCIPAL OPERATING SUBSIDIARIES

BOARD OF DIRECTORS

William J. Cabaniss, Jr.
Chairman of the Board
and Chief Executive Officer
Precision Grinding, Inc.
(steel processing)
1974-1988, 1992

Drayton Nabers, Jr.
Chairman of the Board
Protective Life Corporation
1982

John J. McMahon, Jr.
Chairman of the Executive Committee
McWane, Inc.
(pipe and valve manufacturing)
1987

A. W. Dahlberg
Chairman of the Board
Mirant Corporation
(electric utilities)
1987

James S. M. French
Chairman of the Board
and Chief Executive Officer
Dunn Investment Company
(materials, construction, and
investment holding company)
1996

Robert A. Yellowlees
Chairman of the Board
Global Payments Inc.
(electronic payment services);
Chairman of the Board
NDCHealth
(health information network services)
1996

John D. Johns
President and Chief Executive Officer
Protective Life Corporation
1997

Donald M. James
Chairman of the Board
and Chief Executive Officer
Vulcan Materials Company
(construction materials
and chemicals)
1997

J. Gary Cooper
Chairman of the Board
and Chief Executive Officer
Commonwealth National Bank
(banking and financial services)
1999

H. Corbin Day
Chairman of the Board
Jemison Investment Company, Inc.
(diversified holding company and
venture capital investment firm)
2000

W. Michael Warren, Jr.
Chairman of the Board,
President and Chief Executive Officer
Energen Corporation
(diversified energy holding company)
2001

Susan Molinari
President and Chief Executive Officer
The Washington Group
(government relations and consulting)
2001

EXECUTIVE OFFICERS

Protective Life Corporation

John D. Johns
President and Chief Executive Officer

R. Stephen Briggs, CLU, ChFC
Executive Vice President
Individual Life

Jim E. Massengale, CLU
Executive Vice President
Acquisitions

Allen W. Ritchie
Executive Vice President
and Chief Financial Officer

Richard J. Bielen
Senior Vice President,
Chief Investment Officer,
and Treasurer

J. William Hamer, Jr., Ed.D.
Senior Vice President
and Chief Human Resources Officer

T. Davis Keyes
Senior Vice President
Information Services

Carolyn King, FSA
Senior Vice President
Investment Products

Deborah J. Long, JD
Senior Vice President,
Secretary, and General Counsel

Steven A. Schultz, CLU
Senior Vice President
Financial Institutions

Wayne E. Stuenkel, FSA
Senior Vice President
and Chief Actuary

Carl S. Thigpen
Senior Vice President,
Chief Mortgage and Real Estate Officer

Judy Wilson
Senior Vice President
Stable Value Products

Jerry W. DeFoor, CPA
Vice President and Controller,
and Chief Accounting Officer

PRINCIPAL OPERATING SUBSIDIARIES

Protective Life Insurance Company

Empire General Life Assurance Corporation

First Protective Insurance Group, Inc.

Lyndon Insurance Group, Inc. and affiliates

ProEquities, Inc.

Protective Life and Annuity Insurance Company

West Coast Life Insurance Company

Western Diversified Services, Inc. and affiliates

MARKETING OFFICES

INDIVIDUAL LIFE DIVISION

PROTECTIVE LIFE INSURANCE COMPANY

Sam Massey
Athens, Georgia

Robert D. Henry
Atlanta, Georgia

Reed P. Collingwood
Bellevue, Washington

Andrew S. Martin, CLU, ChFC
Birmingham, Alabama

Randy Escheis, CLU, ChFC, CFP
Birmingham, Michigan

Douglas BeVille III, CFP
Chattanooga, Tennessee

Joseph J. Petitti, CLU
Cherry Hill, New Jersey

Joe Kanatzar
Cincinnati, Ohio

Edward Zierold, Jr., CLU
Cleveland, Ohio

Charles T. Lord
Clovis, California

Jerry Ward
Cordova, Tennessee

Ken Wilkinson, CEBA
Danville, California

Allen Shaw
Denver, Colorado

George Timmons, RHU
Des Moines, Iowa

Jon J. Wessels
Des Moines, Iowa

Darcy Smith
Eastpointe, Michigan

Jay Matthews, CLU, ChFC, CFP
Gary Paulsrud, CLU
Fargo, North Dakota

Roger G. Molski, CLU
Flossmoor, Illinois

Randy Meadows
Fresno, California

Bob Cloninger, CLU, ChFC
Geneva, Florida

Roger D. Kramer
Gorham, Maine

John Liechty, CLU, ChFC
Goshen, Indiana

Dewayne C. Soares
Granite Bay, California

Thomas Archer
Houston, Texas

Jerrell Clay, CLU
Houston, Texas

William H. Propper III
Houston, Texas

Ronald D. Nisbet
Huntington, West Virginia

Dexter A. McCormick
Indianapolis, Indiana

George Gorham, CLU, ChFC
Irvine, California

James G. Wale
Irvine, California

Thomas D. Spink
Irving, Texas

Robert Mansur, CLU, ChFC
Janesville, Wisconsin

John Butler, CLU, ChFC
Kewaskum, Wisconsin

Kenneth E. Barnes, CLU
Laguna Beach, California

Life Resources, Inc.
La Mesa, California

Kenneth E. Thomas
Lexington, Kentucky

George Perkins
Mark Perkins
Nashua, New Hampshire

Christopher D. Dwyer, CLU, ChFC
New Haven, Connecticut

Marion Desormeaux
New Iberia, Louisiana

Jud Imhoff, CLU, FLMI, ChFC
Newport Beach, California

Stanley Gordon, Sr.
North Little Rock, Arkansas

Alan Roman, JD, LLM, CLU, ChFC
Gary Schaefer
Novi, Michigan

R. Lee Sutherland
Oklahoma City, Oklahoma

Stephen P. Burk, CLU, CEBS, CFP
Overland Park, Kansas

Vince Carfagno
Phoenix, Arizona

E. Lee Whitaker
Portland, Oregon

David Bell, CLU, ChFC
Ken Martin, CLU, ChFC, MSFS
M. Greg Patterson, CLU, ChFC
Raleigh, North Carolina

Jesse Leverette
Ridgeland, Mississippi

Nevin Gillette
Rock Falls, Illinois

David Borges
Sacramento, California

Mutual Marketing Group
Sarasota, Florida

Bruce Cooper, CLU, ChFC
Silver Springs, Maryland

Norman Snieder
Sioux Center, Iowa

Founders Financial, Inc.
Timonium, Maryland

Kevin Bruner
Wausau, Wisconsin

Pasquale J. Sacchetta, CLU
Westport, Connecticut

Michael Murphy, CLU, ChFC
Windsor, Colorado

BENEFIT PLANS GROUP

Eva T. Robertson
Ron Lovik, CLU, ChFC, CSA
Birmingham, Alabama

EMPIRE GENERAL LIFE ASSURANCE CORPORATION

Doug Adam
Overland Park, Kansas

FIRST PROTECTIVE INSURANCE GROUP, INC.

Fred W. Fleming
T. Coleman Lipsey
Andrew S. Martin, CLU, ChFC
Charles McDowell
Robert R. Rapier
Birmingham, Alabama

Johnny Franklin
Alan F. Simonis
Huntsville, Alabama

Jimmy Hinton
Jackson, Mississippi

Brad Kimberlin
Memphis, Tennessee

Jay Stubbs
Mobile, Alabama

INTEGRATED QSG

John T. Cotton
Birmingham, Alabama

PROEQUITIES, INC.

Michael B. Ballard
Michael J. Mungenast
Birmingham, Alabama

WEST COAST DIVISION

Mark Bowen, CLU, ChFC
Atlanta, Georgia

Mark Rush
Detroit, Michigan

Bernie Robins, JD
San Francisco, California

FINANCIAL INSTITUTIONS DIVISION

Los Angeles Business Unit

Helen Gaskin
Michael Sherman
Los Angeles, California

Raleigh Business Unit

Banks Wood
Charlotte, North Carolina

William Andrews
Wake Forest, North Carolina

St. Louis Business Unit

Dave Stevenson
Atlanta, Georgia

Scott Karchunas
Chicago, Illinois

Sidney Vance
Cincinnati, Ohio

Jeffrey Knight
Dallas, Texas

James Beltz
Janet Hanson
Minneapolis, Minnesota

Roland Anderson
Joseph McCaw
Alan Miller
St. Louis, Missouri

STABLE VALUE PRODUCTS DIVISION

Judy Wilson
Burbank, California

INVESTMENT PRODUCTS DIVISION

Larry Merrill
Cincinnati, Ohio

QUARTERLY STOCK PRICES AND DIVIDENDS

The Common Stock of Protective Life Corporation is traded on the New York Stock Exchange under the symbol PL. The following table sets forth the highest and lowest closing prices and the amount of cash dividends per share of Protective Life Corporation Common Stock each quarter of 2000 and 2001.

	2000 Market Price Per Share		
Quarter	High	Low	Dividends Per Share
1st	$ 31.75	$ 20.81	$ .12
2nd	30.75	21.25	.13
3rd	32.06	25.75	.13
4th	32.25	22.00	.13

	2001 Market Price Per Share		
Quarter	High	Low	Dividends Per Share
1st	$ 32.16	$ 27.69	$ .13
2nd	34.51	29.92	.14
3rd	34.48	25.55	.14
4th	29.88	22.00	.14

STOCK TRANSFER AGENT

The Bank of New York
Telephone: (800) 524-4458
Email: shareowner-svcs@bankofny.com
Internet: http://stock.bankofny.com

General Correspondence

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286-1258

Certificate Transfers/Address Changes

The Bank of New York
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, NY 10286-1002

Dividend Reinvestment

The Bank of New York
Dividend Reinvestment Department
P.O. Box 1958
Newark, NJ 07101-9774

CORPORATE INFORMATION

Corporate Headquarters

Protective Life Corporation
2801 Highway 280 South
Birmingham, Alabama 35223
Telephone (205) 879-9230

Internet Address

http://www.protective.com

Trading Market

New York Stock Exchange

Trading Symbols

Common Stock – PL
8.25% Trust Originated Preferred Securities – PL PrT
7.5% Trust Originated Preferred Securities – PL PrS

Annual Meeting

Monday, May 6, at 10:00 a.m., Central Daylight Time, at Protective Life Corporation headquarters.

Form 10-K

Requests for copies of the Company's Annual Report on Form 10-K to the Securities and Exchange Commission should be directed to:

Share-Owner Relations
Protective Life Corporation
P.O. Box 2606
Birmingham, Alabama 35202
Telephone (205) 868-3573
FAX (205) 868-3541

Investor Relations

Security analysts, investment professionals, and share owners should direct their financial-related inquiries to:

Mr. John D. Johns
President and Chief Executive Officer

Mr. Allen W. Ritchie
Executive Vice President and Chief Financial Officer

Protective Life Corporation
P.O. Box 2606
Birmingham, Alabama 35202
Telephone (205) 879-9230
FAX (205) 868-3541

Independent Accountants

PricewaterhouseCoopers LLP

MISSION & VALUES

Protective Life Corporation provides financial security through insurance and investment products. Our purpose is to enhance the quality of life of our customers, our share owners, and our people. We hold to three preeminent values – quality, serving people, and growth – which by tradition and choice transcend all others. They are the foundation of our aspirations, our plans, our best energies, and our life together in this Company.

QUALITY

The heart of quality is integrity. Quality is the cornerstone on which all our activity rests – quality products, services, people, and investments. We strive for superior quality and continuous quality improvement in everything we do.

SERVING PEOPLE

Serving people begins with being worthy of their trust. We find our ultimate reward in serving three groups:

Customers:

Our customers come first. We prosper only to the extent that we create long-term relationships with satisfied customers. We do so in discerning their needs and responding to them; in providing high value, distinctive products; in prudent investment of policyholder funds; in systems, information, and counsel which help our customers solve problems; and in prompt, accurate, innovative, and courteous service which is the best in the business.

Share Owners:

Our share owners provide the equity essential for our success. We are stewards of their investment and must return a profit to them. Profit is essential for implementing our commitment to quality, serving people, and growth. It is a critical measurement of our performance. Our objective is to rank at the top of the industry in long-range earnings growth and return on equity.

Protective People:

The accomplishment of our mission depends on building a community based on trust and teamwork. We want our people to enjoy their work and take pride in Protective, its mission and values. We are committed to opportunity and training for all to help us fulfill our potential; open, candid communication; the input, initiative, and empowerment of all our people; the encouragement of one another; and creating a place where a zeal to serve our customers, share owners, and each other permeates the Company.

GROWTH

The keys to growth are resourcefulness, passion, and persistence. We are dedicated to long-term growth in sales, revenues, and profit, not only for our share owners, but also because it contributes to personal growth and development of Protective people. We achieve growth through innovative marketing, superior service, and acquisitions. Growth is critical for improving quality and serving people. It is essential to maintaining a position of strength in our marketplace and attracting and retaining high-caliber people.

FIVE CARDINAL PRINCIPLES FOR BUILDING QUALITY

☐ Focus on the customer. ☐ Continuously improve. ☐ Equip, empower, and liberate people and trust their capability and willingness to improve quality. ☐ Concentrate on the long term, the whole process, and the team. ☐ Use statistical analysis to understand and continuously improve the process.

Protective

Doing the right thing is smart business.℠

Protective Life Corporation
Post Office Box 2606
Birmingham, Alabama 35202
www.protective.com